     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 9, 2001
                              REGISTRATION NO. 333-
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------
                              MILLENNIUM CELL INC.
             (Exact Name of Registrant as Specified in Its Charter)

               DELAWARE                                  8743                                22-3726792
    (State or Other Jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    Incorporation or Organization)            Classification Code Number)              Identification Number)

                              1 INDUSTRIAL WAY WEST
                           EATONTOWN, NEW JERSEY 07724
                                 (732) 542-4000
          (Address, including Zip Code, and Telephone Number, including
             Area Code, of Registrant's Principal Executive Offices)
                                ----------------
                                 STEPHEN S. TANG
                             CHIEF EXECUTIVE OFFICER
                              MILLENNIUM CELL INC.
                              1 INDUSTRIAL WAY WEST
                           EATONTOWN, NEW JERSEY 07724
                                 (732) 542-4000
            (Name, Address, including Zip Code, and Telephone Number,
                   including Area Code, of Agent for Service)
                                ----------------
                                   COPIES TO:
                              MALCOLM I. ROSS, ESQ.
                             MICHAEL S. NOVINS, ESQ.
                                BAKER & MCKENZIE
                                805 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 751-5700
                                ----------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                ----------------

                         CALCULATION OF REGISTRATION FEE

=====================================================================================================================
        TITLE OF EACH CLASS OF            AMOUNT      PROPOSED MAXIMUM         PROPOSED                 AMOUNT OF
     SECURITIES TO BE REGISTERED           TO BE       OFFERING PRICE      MAXIMUM AGGREGATE         REGISTRATION FEE
                                        REGISTERED      PER SHARE(1)      OFFERING PRICE (1)
---------------------------------------------------------------------------------------------------------------------
Common stock, par value $.001 per
share...                                  152,207          $8.313             $1,265,297                   $334
=====================================================================================================================

(1) Calculated in accordance with Rule 457(c) based on the average of the high and low sales prices of the Commons Stock as reported on the Nasdaq National Market on January 8, 2001, solely for the purpose of calculating the amount of the registration fee.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                  SUBJECT TO COMPLETION - DATED JANUARY 9, 2001

                               [MILLENNIUM LOGO]

                         152,207 SHARES OF COMMON STOCK

         The selling stockholders listed under the section entitled "Selling Stockholders" are offering for sale up to 152,207 shares of our common stock. Because the shares offered under this prospectus will be sold by the selling stockholders, we will not receive any proceeds from the sale of these shares.

            Our common stock is traded on the Nasdaq National Market.

                 Trading Symbol on Nasdaq National Market: MCEL

              Last sale price on January 8, 2001: $8.125 per share

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                               _____________, 2001

                                TABLE OF CONTENTS


                                                                                              PAGE
                                                                                              ----
Prospectus Summary ....................................................................         1
Risk Factors ..........................................................................         4
Forward-Looking Statements ............................................................        11
Use of Proceeds .......................................................................        11
Determination of Offering Price .......................................................        11
Dividend Policy .......................................................................        11
Price Range of Common Stock ...........................................................        12
Selected Financial Data ...............................................................        13
Management's Discussion and Analysis of Financial Condition and Results of Operations..        14
Business ..............................................................................        17
Management ............................................................................        26
Certain Relationships and Related Transactions ........................................        33
Principal Stockholders ................................................................        34
Selling Stockholders ..................................................................        36
Plan of Distribution ..................................................................        37
Description of Capital Stock ..........................................................        38
Shares Eligible For Future Sale .......................................................        41
Legal Matters .........................................................................        43
Experts ...............................................................................        43
Where You Can Find Additional Information .............................................        43
Index to Financial Statements .........................................................       F-1

         You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

         The name Millennium Cell and our logo are names and trademarks that belong to us. This prospectus also contains the names of other entities which are the property of their respective owners.

                               PROSPECTUS SUMMARY

         You should read the following summary together with the more detailed information and our financial statements and the notes to those financial statements appearing elsewhere in this prospectus. In addition to historical information, the following summary and other parts of this prospectus contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in the "Risk Factors" section and contained elsewhere in this prospectus.

OUR BUSINESS AND TECHNOLOGY

         We are an emerging technology company engaged in the development of a patented alternative energy source based on boron chemistry. Since our inception in January 1999, we have not generated any revenues and have incurred operating losses of $12,960,658 through September 30, 2000.

         Our proprietary system generates energy in the form of hydrogen or electricity. Hydrogen is the most energy-rich element occurring in nature and is highly regarded as a source of clean, efficient fuel for the alternative energy markets. We have invented, patented and developed a proprietary chemical process that generates pure hydrogen or electricity from sodium borohydride. Sodium borohydride is a derivative of borax, a naturally occurring hydrated crystalline compound used to make glass, detergents, ceramics and agricultural fertilizers. Our Hydrogen on Demand(TM) system consists of a tank of aqueous sodium borohydride solution, which is passed over a catalyst chamber via a pump. Once in contact with the catalyst, the sodium borohydride reacts to form hydrogen gas, which can be used immediately or stored in the tank.

         We expect that our technology, which is currently under development, will be able to be utilized as a:

         - generator of hydrogen for use by internal combustion engines that have been modified to accept hydrogen as fuel,

         - generator of hydrogen for use by fuel cells, energy-generating devices that use hydrogen to produce electricity,

         - direct fuel cell (a fuel cell that uses sodium borohydride as a reactant to produce electricity), or

         - battery that can be configured into a wide variety of shapes and sizes.

         We believe that our proprietary Hydrogen on Demand(TM) hydrogen generating system offers significant advantages over other methods of utilizing hydrogen as a fuel, such as:

         -        minimal storage, handling and cost problems,

         -        elimination of pollutants and emissions, and

         - favorable energy density, power-to-weight and volume characteristics.

         However, our Hydrogen on Demand(TM) hydrogen generating system currently has disadvantages over other methods of utilizing hydrogen as a fuel, such as:

         -        it is significantly more expensive,

         -        its reliability has not been demonstrated, and

         -        it has not been commercially developed.

         We are currently using our Hydrogen on Demand(TM) technology to provide hydrogen to one prototype vehicle using a hydrogen-fueled internal combustion engine which provides power to the vehicle's battery pack. This battery pack provides power to the vehicle's direct current traction motor. This vehicle is not currently commercially available. Our program to develop prototype vehicles is not affiliated with the vehicles' manufacturers. We have also designed and produced prototype direct fuel cells that utilize our proprietary system to provide electricity for the portable power markets which may be adapted for use in:

         -        laptop computers,

         -        cellular telephones,

         -        hearing aids,

         -        personal organizers,

         -        power tools, and

         -        motorized transportation devices.

         We have entered into a proprietary rights agreement with DaimlerChrysler Corporation to participate in a program to test our sodium borohydride hydrogen generating systems for vehicle applications. We have also entered into a joint development agreement with Ballard Power Systems Inc. to further develop our hydrogen generation technology for use with Ballard's portable fuel cell products. Furthermore, we have signed a letter of intent with Rohm and Haas Company to jointly develop a lower cost process to manufacture and recycle sodium borohydryde.

OUR STRATEGY

         Our goal is to convert our technology from the research and development stage to commercialization. To achieve our goal, we intend to implement the following strategies:


         -        build relationships with automotive manufacturers,

         -        pursue ventures with other fuel cell companies,

         - develop strategic relationships with key battery manufacturers,

         -        build relationships with truck manufacturers,

         - build manufacturing capabilities to demonstrate the ability to lower the costs of sodium borohydride,

         - continue research and development of our proprietary technology, and

         -        develop market awareness generally.

                               -------------------

         We were formed as a Delaware limited liability company on December 17, 1998, organized and began operations on January 1, 1999 (inception date) and were converted into a Delaware corporation on April 25, 2000. All of the outstanding equity interests of the limited liability company were converted on a one-for-one basis into shares of common stock of the corporation and as of April 26, 2000 we effected a 2,492.6-for-one stock split of our outstanding common stock. Unless otherwise indicated, all information that we present in this prospectus for any date or period gives effect to the conversion and stock split and all references to capital stock for periods before the conversion mean our issued and outstanding membership interests. Our principal executive offices are located at 1 Industrial Way West, Eatontown, New Jersey 07724 and our telephone number at that location is (732) 542-4000. Our internet address is www.millenniumcell.com. The information contained in or connected to our website is not incorporated by reference in this prospectus.

                                  THE OFFERING


Common stock offered by the selling Stockholders............     152,207 shares

Common stock outstanding as of December 31, 2000............     27,167,681 shares

Use of proceeds.............................................     We will not receive any proceeds from the sale of these
                                                                 shares.

Risk factors................................................     See "Risk Factors" and other information included in this
                                                                 prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq National Market symbol...............................     MCEL

         The number of shares of common stock outstanding as of December 31, 2000 excludes 4,327,904 shares of common stock issuable upon exercise of outstanding options and warrants.

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

WE ARE A DEVELOPMENT STAGE COMPANY WHICH HAS ONLY BEEN IN BUSINESS FOR A SHORT TIME. IN ADDITION, MANY ASPECTS OF OUR BUSINESS PLAN REST ON BELIEFS FORMED BY OUR MANAGEMENT AND HAVE NOT NECESSARILY BEEN SUPPORTED BY INDEPENDENT SOURCES. AS A RESULT, YOUR BASIS FOR EVALUATING US IS LIMITED.

         We are a development stage company that began operations in January 1999 to further the research and development of fuel cell systems. Accordingly, there is only a limited basis upon which you can evaluate our business and prospects. In connection with your evaluation of us, you should be aware that many aspects of our business plan rest on beliefs formed by our management and have not necessarily been substantiated by independent sources. We have based these beliefs on the experience of our management. These beliefs are not guarantees of our future performance and are subject to the risks and uncertainties described below. An investor in our common stock should consider the challenges, expenses and difficulties that we will face as a development stage company seeking to develop and manufacture a new product.

WE HAVE INCURRED SUBSTANTIAL LOSSES SINCE OUR INCEPTION AND WE EXPECT LOSSES FOR THE FORESEEABLE FUTURE. ACCORDINGLY, WE MAY NOT BE ABLE TO ACHIEVE PROFITABLY, AND EVEN IF WE DO BECOME PROFITABLE, WE MAY NOT BE ABLE TO SUSTAIN PROFITABILITY. IF WE CONTINUE TO INCUR LOSSES, THE VALUE OF OUR COMMON STOCK COULD DECLINE.

         We have incurred substantial losses since we were founded and we anticipate we will continue to incur substantial losses in the future. We had an accumulated deficit of approximately $14.9 million as of September 30, 2000. We cannot predict when we will operate profitably, if ever. We expect to continue to incur net losses for the next several years, largely due to two factors. First, we expect to continue to make significant investments in research and product development activities. Second, we anticipate that we will continue to incur losses until we can cost-effectively produce and sell our fuel cell systems to the mass market, which we expect will take at least several years. Furthermore, we expect to incur substantial non-cash charges of approximately $18.6 million in the future, which will have the effect of increasing our losses or decreasing our earnings, if any. These non-cash charges will result primarily from the issuance by us of stock options at less than the initial public offering price and warrants to third parties. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 9 of notes to financial statements.

IF WE ARE NOT ABLE TO COMPLETE THE RESEARCH AND DEVELOPMENT OF A COMMERCIALLY VIABLE FUEL CELL SYSTEM, WE WILL NOT BE ABLE TO BUILD OUR BUSINESS AS ANTICIPATED.

         We do not know when or whether we will successfully complete research and development of a commercially viable sodium borohydride fuel cell system. We have produced and are currently demonstrating a number of test and evaluation systems and are continuing our efforts to decrease the costs of our systems' components and subsystems, improve their overall reliability and efficiency and ensure their safety. However, we must complete substantial additional research and development on our systems before we will have any commercially viable products. In addition, while we are conducting tests to predict the overall life of our systems, we will not have used any of our systems over their projected useful life prior to commercialization. See "Business -- Product Development and Commercialization Process."

IF WE ARE UNABLE TO LOWER THE COST OF OUR FUEL CELL SYSTEMS AND DEMONSTRATE THEIR RELIABILITY, IT IS UNLIKELY THAT THEY WILL GAIN ACCEPTANCE BY CONSUMERS, WHICH WOULD SERIOUSLY HARM THE DEVELOPMENT OF OUR BUSINESS.

         The sodium borohydride systems developed by us currently cost significantly more than the cost of many established competing technologies, including internal combustion engines. If we are unable to produce systems that are competitive with competing technologies in terms of price, reliability and longevity, consumers will be unlikely to buy products containing our fuel cells and fuel cell systems.

         The price of sodium borohydride systems is dependent largely on material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to the level where we will be able to produce a competitive product or that any product produced using lower cost materials and manufacturing processes will not suffer from a reduction in performance, reliability and longevity.

IF WE DO NOT SUCCESSFULLY BUILD A PILOT PLANT PROCESS DEMONSTRATION UNIT FOR THE MANUFACTURE OF SODIUM BOROHYDRIDE, OUR COMMERCIALIZATION PLANS WILL BE HINDERED.

         In order to reduce the production costs of sodium borohydride and demonstrate to large manufacturers the feasibility of sodium borohydride production in mass quantities, we plan to build a process demonstration unit for the production of sodium borohydride by July 2001. We cannot guarantee that we will be successful in completing this unit within this time period, if at all, and in accordance with our budgeted cost, nor can we guarantee that we will successfully demonstrate the commercial efficacy of mass producing sodium borohydride. If we are unable to successfully complete this unit and demonstrate the commercial viability of the mass production of sodium borohydride, we may not be able to convince large manufacturers to produce mass quantities of sodium borohydride, which will limit the availability of sodium borohydride to us and negatively effect our commercialization efforts.

WE HAVE NO EXPERIENCE MANUFACTURING FUEL CELLS AND FUEL CELL SYSTEMS ON A COMMERCIAL BASIS. IF WE ARE UNABLE TO MANUFACTURE FUEL CELLS AND FUEL CELL SYSTEMS ON A COMMERCIAL BASIS, OUR BUSINESS AND FINANCIAL RESULTS WILL BE NEGATIVELY AFFECTED.

         To date, we have focused primarily on research and development and have no experience manufacturing fuel cells and fuel cell systems on a commercial basis. In order to produce fuel cells and fuel cell systems at affordable prices, we will have to make our fuel cells and fuel cell systems through high volume automated processes. We do not know whether or when we will be able to develop efficient, automated, low-cost manufacturing capability and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our fuel cells and fuel cell systems. Even if we are successful in developing our manufacturing capability and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers. Our failure to develop such manufacturing processes and capabilities could have a negative effect on our business and financial results.

SODIUM BOROHYDRIDE MAY REQUIRE SPECIAL HANDLING AND MAY MAKE OUR HYDROGEN GENERATION SYSTEMS MORE COSTLY THAN ALTERNATIVE SYSTEMS OFFERED BY OUR COMPETITORS.

         Sodium borohydride has a high pH level, and it may be corrosive and harmful to human skin. Therefore, the processing and use of sodium borohydride may require special handling and packaging, which may increase the costs of our technology. If the cost of our technology is higher than the costs for alternative technologies, our products may be less attractive.

THE RAW MATERIAL ON WHICH OUR SYSTEMS RELY IS EXPENSIVE AND HAS LIMITED AVAILABILITY. THEREFORE, THE ENERGY PRODUCED BY OUR SYSTEMS MAY COST MORE THAN ENERGY PROVIDED THROUGH CONVENTIONAL AND ALTERNATIVE SYSTEMS. ACCORDINGLY, OUR SYSTEMS MAY BE LESS ATTRACTIVE TO POTENTIAL USERS.

         Our systems' ability to produce energy depends on the availability of sodium borohydride. Sodium borohydride has a limited commercial use and is not manufactured in vast quantities. There are currently only two major manufacturers of sodium borohydride and there can be no assurance that the high cost of this specialty chemical will be reduced. If the price of sodium borohydride is such that the energy produced by our systems costs more than the energy provided through conventional and other alternative systems, our systems may be less attractive to potential users.

WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL TO PURSUE OUR COMMERCIALIZATION PLANS THROUGH TO LARGE SCALE, HIGH VOLUME COMMERCIAL PRODUCTION, AND EVEN IF WE ARE ABLE TO RAISE ADDITIONAL CAPITAL, IT MAY BE ON UNACCEPTABLE TERMS TO US, MAY DILUTE YOUR OWNERSHIP OR MAY RESTRICT OUR ABILITY TO RUN OUR BUSINESS.

         Our product development and commercialization schedule could be delayed if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. We do not know whether we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans through to large scale, high volume commercial production. If additional capital is raised through the issuance of equity securities, the ownership interest of existing stockholders at the time of issuance will be reduced. Any debt financing, if available, may involve covenants limiting or restricting our operations or future opportunities or pledging our assets as security for borrowings.

A MASS MARKET FOR SODIUM BOROHYDRIDE FUEL CELLS AND FUEL CELL SYSTEMS MAY NEVER DEVELOP OR MAY TAKE LONGER TO DEVELOP THAN WE ANTICIPATE. IF A MASS MARKET FAILS TO DEVELOP OR DEVELOPS MORE SLOWLY THAN WE ANTICIPATE, WE MAY BE UNABLE TO RECOVER THE LOSSES WE WILL HAVE INCURRED IN THE DEVELOPMENT OF OUR PRODUCTS AND MAY NEVER ACHIEVE PROFITABILITY.

         A mass market may never develop for sodium borohydride fuel cell systems, or may develop more slowly than we anticipate. Fuel cells and fuel cell systems represent an emerging market, and we do not know whether end-users will want to use them. The development of a mass market for our fuel cells and fuel cell systems may be affected by many factors, some of which are beyond our control, including:

         -        the cost competitiveness of fuel cell systems,

         - the emergence of newer, more competitive technologies and products,

         -        the future cost of sodium borohydride,

         -        regulatory requirements,

         -        consumer perceptions of the safety of our products, and

         -        consumer reluctance to try a new product.

         If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and we may never achieve profitability.

WE EXPECT THAT SOME OF OUR FUEL CELLS AND FUEL CELL SYSTEMS WILL ONLY BE COMMERCIALLY VIABLE AS A COMPONENT OF OTHER COMPANIES' PRODUCTS, AND THESE OTHER COMPANIES MAY NOT CHOOSE TO INCLUDE OUR FUEL CELLS OR FUEL CELL SYSTEMS IN THEIR PRODUCTS.

         To be commercially useful, some of our fuel cells and fuel cell systems must be integrated into products manufactured by original equipment manufacturers, which are known as OEMs. We can offer no guarantee that OEMs will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our sodium borohydride fuel cells and fuel cell systems. Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our fuel cells and fuel cell systems and our financial results.

CHANGES IN ENVIRONMENTAL POLICIES COULD RESULT IN AUTOMOBILE MANUFACTURERS ABANDONING THEIR INTEREST IN FUEL CELL POWERED VEHICLES. THIS WOULD SUBSTANTIALLY LESSEN THE MARKET FOR OUR PRODUCTS AND SERIOUSLY HARM THE DEVELOPMENT OF OUR BUSINESS.

         To date, the interest by automobile manufacturers in fuel cell technology has been driven in large part by environmental laws and regulations mainly in California and, to a lesser extent, certain northeastern states. There can be no guarantee that these laws and regulations will not change. Changes in these laws and regulations could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations in California and the northeastern states are not kept in force or if further environmental laws and regulations are not adopted in these jurisdictions as well as in other jurisdictions, demand for vehicular fuel cells may be limited.

         Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot assure you that governments will not change their priorities or that any such change would not negatively affect our business or the development of our products.

SINCE ZERO EMISSION VEHICLE REQUIREMENTS CAN BE MET WITHOUT USING OUR SODIUM BOROHYDRIDE FUEL CELLS, AUTOMOBILE MANUFACTURERS MAY USE OTHER TECHNOLOGIES TO MEET REGULATORY REQUIREMENTS.

         It is possible to meet the zero emission vehicle requirements imposed by California and certain northeastern states by using technologies other than our sodium borohydride fuel cells. For example, vehicles powered by batteries can receive full credit and vehicles powered by certain low emission internal combustion engines and proton exchange membrane fuel cells can receive partial credit toward the zero emission vehicle requirements. In addition, some major automobile manufacturers are seeking to develop their own proprietary fuel cell systems. For example, both of Ford Motor Company and DaimlerChrysler are working together with Ballard Power Systems and General Motors is working together with Toyota to develop their own proprietary fuel cell systems. We can offer no assurance that automobile manufacturers will use our sodium borohydride technology in their vehicles to meet regulatory requirements. Their failure to do so could have a negative effect on our business and financial results.

WE CURRENTLY FACE, AND WILL CONTINUE TO FACE, SIGNIFICANT COMPETITION FROM CURRENT POWER TECHNOLOGIES, FROM IMPROVEMENTS TO CURRENT POWER TECHNOLOGIES AND FROM NEW ALTERNATIVE POWER TECHNOLOGIES, INCLUDING OTHER TYPES OF FUEL CELLS. THIS COULD LIMIT THE NUMBER OF CUSTOMERS FOR OUR PRODUCTS.

         Our products face and will continue to face significant competition. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater resources than we do, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies.

         Because the fuel cell has the potential to replace existing power sources, competition for our products will come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of fuel cells. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies, such as internal combustion engines and turbines, as well as coal, oil and nuclear powered generators. Additionally, there are competitors working on developing technologies other than sodium borohydride fuel cells, such as other types of fuel cells, advanced batteries and engines, in each of our targeted markets.

         A large number of corporations, national laboratories and universities in the United States, Canada, Europe and Japan possess fuel cell technology and/or are actively engaged in the development and manufacture of fuel cells. Each of these competitors has the potential to capture market share in various markets, which would have a negative effect on our position in the industry and our financial results.

WE DEPEND ON OUR INTELLECTUAL PROPERTY AND OUR FAILURE TO PROTECT THAT INTELLECTUAL PROPERTY COULD ADVERSELY AFFECT OUR FUTURE GROWTH AND SUCCESS.

         Failure to protect our existing intellectual property rights may result in the loss of our exclusivity or the right to use our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. The patents that we have obtained will expire in 2015 and 2018. Some of our intellectual property is not covered by any patent or patent application. As we further develop our system and related intellectual property, we expect to seek additional patent protection. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that:

         - any of the patents owned by us or other patents that third parties license to us in the future will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others, or

         - any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all.

         In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

         We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons will not assert rights to intellectual property arising out of these relationships.

         The members of our scientific advisory board are employed by entities other than us, some of which may compete with us. We have not entered into non-competition agreements with any of our scientific advisors. If any of them were to consult with or become employed by any of our competitors, our business could be negatively effected.

OUR FAILURE TO OBTAIN OR MAINTAIN THE RIGHT TO USE CERTAIN INTELLECTUAL PROPERTY MAY NEGATIVELY AFFECT OUR BUSINESS BY LIMITING OUR ABILITY TO PREVENT THIRD PARTIES FROM USING INTELLECTUAL PROPERTY DEVELOPED BY US AND LIMITING OUR ABILITY TO USE INTELLECTUAL PROPERTY DEVELOPED BY OTHERS.

         Our future success and competitive position depends in part upon our ability to obtain or maintain certain proprietary intellectual property to be used in our principal products. This may be achieved in part by prosecuting claims against others who we believe are infringing on our rights and by defending claims of intellectual property infringement by our competitors. While we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or we could commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

         -        pay substantial damages,

         - cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property,

         - expend significant resources to develop or acquire non-infringing intellectual property,

         -        discontinue processes incorporating infringing technology, or

         -        obtain licenses to the infringing intellectual property.

         We cannot assure you that we would be successful in such development or acquisition or that such licenses would be available upon reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a negative effect on our business and financial results.

OUR FIELD TESTS COULD REVEAL PROBLEMS WITH OUR SODIUM BOROHYDRIDE TECHNOLOGY. ANY PROBLEM OR PERCEIVED PROBLEM DISCOVERED IN OUR FIELD TESTS COULD HURT OUR REPUTATION AND THE REPUTATION OF OUR PRODUCTS, WHICH WOULD IMPEDE THE DEVELOPMENT OF OUR BUSINESS.

         We are currently field testing our sodium borohydride technology and we plan to conduct additional field tests in the future. Although to date we have not experienced any problems in our field testing, these field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, will involve delays and modifications. Any problem or perceived problem with our field tests could hurt our reputation and the reputation of our products.

IF OUR FUEL CELLS AND HYDROGEN GENERATION SYSTEMS EXHIBIT TECHNICAL DEFECTS OR ARE UNABLE TO MEET COST OR PERFORMANCE GOALS, OUR COMMERCIALIZATION SCHEDULE COULD BE DELAYED AND POTENTIAL PURCHASERS OF OUR INITIAL COMMERCIAL SYSTEMS MAY DECLINE TO PURCHASE THEM OR CHOOSE TO PURCHASE ALTERNATIVE TECHNOLOGIES.

         We have established product development and commercialization milestones that we will use to assess our progress toward developing commercially viable sodium borohydride fuel cells and hydrogen generation systems. These milestones relate to technology and design improvements, as well as to dates for achieving development goals. If our fuel cells and systems exhibit technical defects or are unable to meet cost or performance goals, including power output, useful life and reliability, our commercialization schedule could be delayed and potential purchasers of our initial commercial systems may decline to purchase them or choose to purchase alternative technologies.

OUR FUTURE PLANS COULD BE HARMED IF WE ARE UNABLE TO ATTRACT OR RETAIN KEY PERSONNEL.

         Our management team consists of six executive officers, including Stephen S. Tang, who became our chief executive officer and president in May 2000. At December 31, 2000, we had 36 employees and we need to attract a highly skilled management team and specialized workforce, including scientists, engineers, researchers and manufacturing and marketing professionals. Based on our planned expansion, we will require a significant increase in the number of our employees and outside contractors. Our future success, therefore, will depend, in part, on attracting and retaining additional qualified management and technical personnel. We do not know whether we will be successful in hiring or retaining qualified personnel. Our inability to hire qualified personnel on a timely basis, or the departure of key employees, could harm our expansion and commercialization plans.

WE EXPECT OUR FUTURE OPERATING RESULTS TO VARY SIGNIFICANTLY FROM QUARTER TO QUARTER, AND THAT IT IS LIKELY IN ONE OR MORE FUTURE QUARTERS OUR OPERATING RESULTS WILL FALL BELOW THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS. IF THIS HAPPENS, THE TRADING PRICE OF OUR COMMON STOCK MAY DECLINE.

         We expect our revenues and operating results to vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful. In addition, due to our stage of development, we cannot predict our future revenues or results of operations accurately. It is likely that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. If this happens, the trading price of our common stock may decline.

WE MAY BE SUBJECT TO LITIGATION IF OUR COMMON STOCK PRICE IS VOLATILE, WHICH MAY RESULT IN SUBSTANTIAL COSTS AND A DIVERSION OF OUR MANAGEMENT'S ATTENTION AND RESOURCES AND COULD HAVE A NEGATIVE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

         The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline, perhaps substantially, including:

         - failure to meet our product development and commercialization milestones,

         -        demand for our common stock,

         - revenues and operating results failing to meet the expectations of securities analysts or investors in any quarter,

         - downward revisions in securities analysts' estimates or changes in general market conditions,

         - technological innovations by competitors or in competing technologies,

         -        investor perception of our industry or our prospects, or

         -        general technology or economic trends.

         In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. We may be involved in a securities class action litigation in the future. Such litigation often results in substantial costs and a diversion of management's attention and resources and could have a negative effect on our business and results of operations.

FUTURE SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE.

         Substantial sales of our common stock in the public market, or the perception by the market that such sales could occur, could lower our stock price or make it difficult for us to raise additional equity capital in the future. As of December 31, 2000, we had 27,167,681 shares of common stock outstanding. Of these shares, 3,504,207 shares, including the 152,207 shares being registered in this offering, will be freely tradeable. 759,368 shares of common stock are subject to a lock-up agreement until May 2001, 4,879,368 shares are subject to a lock-up agreement until April 2001, and substantially all of the remaining shares of common stock are subject to a lock-up agreement until February 2001. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price of our common stock or our ability to raise capital by offering equity securities.

                           FORWARD-LOOKING STATEMENTS


         We have made forward-looking statements in this document that are subject to risks and uncertainties. Without limitation, these forward-looking statements include statements:

         -        regarding new products we may introduce in the future;

         -        about our business strategy and plans;

         - about the adequacy of our working capital and other financial resources; and

         -        that are not of an historical nature.

              When we use words such as "plan," "believe," "expect," "anticipate," "intend" or similar expressions, we are making forward-looking statements. You should note that forward-looking statements rely on a number of assumptions concerning future events, and are subject to a number of uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the statements made. These factors include those discussed under the caption "Risk Factors" in this prospectus. Please note that we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares by the selling stockholders.

                         DETERMINATION OF OFFERING PRICE

         The common stock offered by this prospectus may be offered for sale by the selling stockholders from time to time in transactions on the Nasdaq National Market, in negotiated transactions, or otherwise, or by a combination of these methods, at fixed prices which may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. As such, the offering price is indeterminate as of the date of this prospectus. See "Plan of Distribution."

                                 DIVIDEND POLICY

         We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any dividends in the foreseeable future.

         Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                           PRICE RANGE OF COMMON STOCK

         Our common stock has been quoted and traded on the Nasdaq National Market under the symbol "MCEL" since August 9, 2000. The following table sets forth the high and low closing sale prices for our common stock as reported by Nasdaq.

                                                                                   COMMON STOCK PRICE
                                                                              -----------------------------
                                                                               HIGH                    LOW
                                                                              -------                ------
     FISCAL YEAR ENDING DECEMBER 31, 2000

     Third quarter..............................................              $ 24.00                $ 7.56

     Fourth quarter.............................................              $ 23.19                $ 8.00

         As of December 31, 2000, there were approximately 74 holders of record of our common stock.

                             SELECTED FINANCIAL DATA

         The following table presents selected historical financial data for the period from January 1, 1999 (inception) to December 31, 1999, the period from January 1, 1999 (inception) to September 30, 1999 and the nine month period ended September 30, 2000. The statement of operations data for the period from January 1, 1999 (inception) to September 30, 1999 and the nine month period ended September 30, 2000 and the balance sheet data as of September 30, 2000 are derived from our unaudited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial condition for those periods. The data for the nine month period ended September 30, 2000 is not necessarily indicative of results for the year ending December 31, 2000 or any future period.

         Our selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this prospectus.

                                                  PERIOD FROM        PERIOD FROM
                                                JANUARY 1, 1999    JANUARY 1, 1999       NINE MONTH
                                                (INCEPTION) TO     (INCEPTION) TO        PERIOD ENDED
                                               DECEMBER 31, 1999  SEPTEMBER 30, 1999  SEPTEMBER 30, 2000
                                               -----------------  ------------------  ------------------
                                                                      (UNAUDITED)         (UNAUDITED)
STATEMENT OF OPERATIONS DATA
Product development and engineering ......       $    820,128        $    579,219        $  1,328,490
General and administrative ...............            164,953              44,908          10,429,853
Depreciation and amortization ............             57,007              31,434             160,227
                                                 ------------        ------------        ------------
Total operating expenses .................          1,042,088             655,561          11,918,570
Loss from operations .....................         (1,042,088)           (655,561)        (11,918,570)
Interest income, net .....................             10,811               7,744             211,142
                                                 ------------        ------------        ------------
Net loss .................................         (1,031,277)           (647,817)        (11,707,428)
                                                 ------------        ------------        ------------
Preferred Stock amortization .............                 --                  --           2,150,881
                                                 ------------        ------------        ------------
Net loss applicable to common stockholders       $ (1,031,277)       $   (647,817)       $(13,858,309)
                                                 ============        ============        ============
Loss per share -- basic and diluted ......       $       (.04)       $       (.03)       $       (.56)
                                                 ============        ============        ============


                         DECEMBER 31,      SEPTEMBER 30,
                            1999               2000
                         ------------      -------------
                                           (UNAUDITED)
BALANCE SHEET DATA
Total assets .....       $   746,477       $30,643,911

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in the "Risk Factors" section and contained elsewhere in this prospectus.

GENERAL

         We were formed as a Delaware limited liability company on December 17, 1998, organized and began operations on January 1, 1999 (inception date) and were converted into a Delaware corporation on April 25, 2000. All of the outstanding equity interests of the limited liability company were converted into shares of common stock of the corporation. Unless otherwise indicated, all information that we present in this prospectus for any date or period gives effect to the conversion as if it had occurred on that date or as of the beginning of that period and all references to common stock for periods before the conversion mean our issued and outstanding membership interests.

OVERVIEW

         In December 1998, we acquired rights to exploit the sodium borohydride technology patented by Steven Amendola, our chief technical officer. Our initial business plan was to conduct research and development on sodium borohydride with the purpose of developing an alternative energy system to gasoline for use in automobile engines. In the course of investigating the use of our energy system, we focused initially on the development of a sodium borohydride fuel cell for potential commercial application. As our research progressed, we realized that sodium borohydride not only had the potential to produce a better fuel cell than currently exists, but that sodium borohydride can also be used to generate hydrogen. Further research indicated that our proprietary system could also be used to make longer lasting disposable batteries. In May 2000, we and Mr. Amendola terminated our licensing agreement and we acquired ownership of the existing and future patent rights relating to the sodium borohydride technology.

         Our goal is to convert our technology from the research and development stage to commercialization. Such potential revenue for the next several years is likely to include upfront license fees, research contracts with various federal, state and local agencies or through collaborations with other companies, and royalty payments or joint venture revenue from licensees or strategic partnerships. We have not generated any commercial revenue to date.

         We incurred operating losses in 1999 and the nine months ended September 30, 2000 of $1,042,088 and $11,918,570, and we had a net loss applicable to common stockholders of $1,031,277 in 1999 and $13,858,309 in the nine months ended September 30, 2000. As of September 30, 2000, we had an accumulated deficit of $14,889,586. Our losses have resulted primarily from costs associated with research and development activities as well as non-cash amortization related to preferred stock and non-cash compensation charges. As a result of planned expenditures in the area of research and development, we expect to incur additional operating losses for the foreseeable future.

         Our limited operating history makes the prediction of future operating results difficult. We believe that period-to-period comparisons of our operating results should not be relied upon as predictive of future performance. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies at an early stage of development, particularly companies in new and rapidly evolving markets. We may not be successful in addressing these risks and difficulties.

RESULTS OF OPERATIONS

         NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE PERIOD FROM JANUARY 1, 1999 (INCEPTION) TO SEPTEMBER 30, 1999.

         Total Revenues. To date, we have not recognized any revenues related to the sale or license of our technology.

         Product Development and Engineering Expenses. Product development and engineering expenses were $1,328,490 for the nine months ended September 30, 2000 compared to $579,219 for the period from January 1, 1999 (inception) to September 30, 1999, an increase of $749,271. The increase in product development and engineering expenses is primarily attributable to increased staffing required to further the development of our technology

         General and Administrative Expenses. General and administrative expenses were $10,429,853 for the nine months ended September 30, 2000 compared to $44,908 for the period from January 1, 1999 (inception) to September 30, 1999, an increase of $10,384,945. The increase in general and administrative expenses includes a non-cash compensation charge of $4,210,473 for the grant of company stock options below market, the fair value of options issued to nonemployees of $2,667,935 and $2,068,970 for the issuance of common stock in connection with the termination of the royalty agreement. An officer received a $250,000 one time signing bonus and an officer was awarded a $135,000 bonus for signing and the closing of the initial public offering. In addition, there were increases in staffing and support necessary to manage and facilitate our growth, which represent $850,000 of the increase.

         Depreciation and Amortization. Depreciation and amortization was $160,227 for the nine months ended September 30, 2000 compared to $31,434 for the period from January 1, 1999 (inception) to September 30, 1999, an increase of $128,793. This increase in depreciation and amortization is related to the addition of certain laboratory equipment.

         Interest Income/(Expense). Net interest income was $211,142 for the nine months ended September 30, 2000 compared to a net interest income amount of $7,744 for the nine months ended September 30, 1999, an increase of $203,398. The change in net interest income is primarily the result of higher interest income related to a larger average cash balance resulting from the proceeds of the initial public offering during the period ended September 30, 2000 versus the comparable period ended September 30, 1999.

         Preferred Stock Amortization. Preferred stock amortization of $2,150,881 for the nine months ended September 30, 2000 represents a non-cash charge to the common stockholders in connection with the May 2000 issuance of the preferred shares at less than the initial public offering price.

         PERIOD FROM JANUARY 1, 1999 (INCEPTION) TO DECEMBER 31, 1999

         Total Revenues. To date, we have not recognized any revenues related to the sale or license of our technology.

         Product Development and Engineering Expenses. Product development and engineering expenses were $820,000 in 1999 and were primarily attributable to increased staffing required to further the development of our technology.

         General and Administrative Expenses. General and administrative expenses were $165,000 in 1999 and reflect increased lease costs in our current office location that we moved into in January 1999. In addition, there were increases in staffing and support necessary to manage and support our growth.

         Depreciation and Amortization. Depreciation and amortization was $57,000 in 1999 and related to depreciation of certain laboratory equipment and the amortization of intangible assets.

         Interest Income. Interest income was $11,000 in 1999 relating to interest earned on the capital we received in January 1999.

LIQUIDITY AND CAPITAL RESOURCES

         Since our organization effective January 1, 1999, we have primarily financed our operations through our initial public offering in August 2000 and private placements of equity securities. In 1999, we issued $1,250,000 of membership interests in Millennium Cell, LLC for cash, which subsequently were converted into our common stock as of April 25, 2000. We also received a capital contribution of $500,000 in the first quarter of 2000, and in May 2000, we sold 759,368 shares of Series A preferred stock, which automatically converted into 759,368 shares of common stock upon the completion of our initial public offering. The net proceeds from our initial public offering totaled approximately $29.9 million. As of September 30, 2000, we had $29.4 million in cash and cash equivalents.

         In October 2000, we received $2.4 million in cash from Ballard Power Systems Inc. as an advance for prospective royalties pursuant to a product development agreement between us and Ballard. We have granted Ballard a warrant to purchase up to 400,000 shares of our common stock which will be recorded at its fair value on the development date.

         Cash used in operations totaled $953,000 and $2,446,000 for the period from January 1, 1999 (inception) to December 31, 1999 and the nine-month period ended September 30, 2000, respectively, and related to funding our net operating losses.

         Investing activities used cash of $448,000 for the period from January 1, 1999 (inception) to December 31, 1999 and $462,000 for the nine-month period ended September 30, 2000. Investing activities consisted primarily of purchases of laboratory equipment and accessories necessary for the continuation of our research and development activities and additional patent registration costs. We expect to continue to make significant investments in research and development equipment and our administrative infrastructure, including the purchase of property, plant and equipment to support our expansion plans.

         Between January 1999 and April 2000, we received an aggregate of $227,522 from a recoverable grant award from the State of New Jersey Commission on Science and Technology. The funds were used to partially fund costs directly related to development of our fuel cell technology. The recoverable grant is required to be repaid when we generate net income in a fiscal year. The repayment obligation, which begins in June 2001, ranges from 1% to 5% of net income over a ten-year period and shall not exceed 200% of the original grant. We are obligated to repay the unpaid amount of the original grant at the end of the ten-year period.

         We believe that the net proceeds from our initial public offering, together with our current cash and cash equivalents, will be sufficient to satisfy our anticipated cash needs for at least the next three years. It is possible, however, that we may seek additional financing within this timeframe. We may raise additional funds through public or private financings, collaborative relationships or other arrangements. We cannot assure you that additional funding, if sought, will be available or, even if available, will be on terms favorable to us. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital when needed may harm our business and operating results.

DISCLOSURE ABOUT MARKET RISK

         Market risk represents the risk of loss that may impact our financial position, operating results or cash flows due to changes in U.S. interest rates. This exposure is directly related to our normal operating activities. Our cash and cash equivalents are invested with high quality issuers and are generally of a short-term nature. As a result, we do not believe that near-term changes in interest rates will have a material effect on our future results of operations.

         Our systems' ability to produce energy depends on the availability of sodium borohydride, which has a limited commercial use and is not manufactured in vast quantities. There are currently only two major manufacturers of sodium borohydride and there can be no assurance that the high cost of this specialty chemical will be reduced. Once we commence full operations in the future, we may need to enter into long-term supply contracts to protect against price increases of sodium borohydride. We cannot assure you that we will be able to enter into these agreements to protect against price increases.

                                    BUSINESS

         We are an emerging technology company engaged in the development of a patented alternative energy source based on boron chemistry. Our proprietary system generates energy in the form of hydrogen, which is the most energy-rich element occurring in nature and is highly regarded as a source of clean, efficient fuel for the alternative energy markets, or electricity, and can be utilized as a:

         - generator of hydrogen for use by internal combustion engines that have been modified to accept hydrogen as fuel,

         - generator of hydrogen for use by fuel cells in the production of electricity,

         -        direct fuel cell, or

         - battery that can be configured into a wide variety of shapes and sizes.

         We believe that our proprietary Hydrogen on Demand(TM) hydrogen generating system offers significant advantages over other methods of utilizing hydrogen as a fuel, which often require the storage of hydrogen in bulky and potentially explosive tanks or involve the consumption of hydrocarbon fuels that produce pollutants as byproducts. These advantages include minimal storage, handling and cost problems, elimination of pollutants and emissions, and favorable energy density, power-to-weight and volume characteristics. We have designed and built a hydrogen generating system, which we have used to modify an operating series-hybrid sports utility vehicle. We will use this vehicle to demonstrate the ability of the Hydrogen on Demand(TM) technology to power a vehicle using sodium borohydride as the base fuel. We believe that sodium borohydride could be distributed through the existing network of neighborhood gasoline stations. We have not, however, had any discussions with the owners of gasoline stations and we cannot assure you that they will be willing to distribute sodium borohydride. We have also designed and produced prototype direct fuel cells that utilize our proprietary system to provide electricity for the portable power markets for use in laptop computers, cellular telephones, hearing aids, personal organizers and other portable devices.

OUR TECHNOLOGY

         We have invented, patented and developed a proprietary chemical process that generates pure hydrogen or electricity from environmentally friendly raw materials. In our process, the energy potential of hydrogen is carried in the chemical bonds of sodium borohydride, which in the presence of a catalyst releases hydrogen or produces electricity in our fuel cell. The primary input components of the reaction are water and sodium borohydride, a derivative of borax, which is found in substantial natural reserves globally.

         We believe that our system minimizes the storage, handling and cost problems that are encountered with alternative hydrogen delivery systems. The chemical reactions used in our process eliminate the undesirable pollutants and emissions that are encountered in typical hydrocarbon-based energy production systems, which use fossil fuels such as gasoline, natural gas and diesel. The byproducts of our process are primarily heat and borax, which can be recycled to form sodium borohydride. Sodium borohydride-based energy systems have favorable energy density, power-to-weight and volume characteristics when compared to mobile power sources now in use. Based on our laboratory tests, we believe that batteries utilizing our patented sodium borohydride process, for example, can deliver substantially more potential energy per unit of both weight and volume compared to the traditional batteries in the commercial market today.

         Gasoline, the primary fuel used in the transportation industry today, consists of hydrogen and carbon chemically bound together. Gasoline is used as fuel in processes that cause hydrogen and carbon to combine with oxygen. In gasoline engines, hydrogen contributes more than half of the energy output while carbon accounts for the rest. When carbon combines with oxygen, it releases carbon monoxide and carbon dioxide, both of which are pollutants, into the atmosphere. Moreover, the gasoline is not completely consumed in this process; some of the resulting residue combines with other atmospheric components to form additional pollutants, such as oxides of nitrogen, which are key contributors to smog. By contrast, our process uses no carbon, while still taking advantage of the vast power potential of hydrogen. Neither of the reaction's byproducts, water and borax, is a pollutant. Furthermore, there is no "exhaust" in the conventional sense -- water is ordinarily harmlessly vented into into the air as steam. Sodium metaborate is the byproduct captured in our system and it can be converted back into sodium borohydride, the key input compound in our process.

         In addition to advantageous safety and environmental properties, our system also possesses operating and manufacturing efficiencies that surpass those of competitive technologies. In internal combustion engines, well-to-wheel efficiency is a common measure of how much energy is lost in the process of producing, refining, formulating and consuming a fuel. For example, consumption of gasoline in an internal combustion engine results in a well-to-wheel efficiency in the range of 8% to 16%. Approximately 20% of the energy of gasoline is lost in the production, refinery and delivery phases, while another 64% to 72% of the energy is lost due to the operating inefficiency of the internal combustion engine. Our testing to date indicates that a direct fuel cell using sodium borohydride as its power source, and a sodium borohydride system, when used as a hydrogen source to power a fuel cell, both have well-to-wheel efficiencies more than twice that of gasoline in an internal combustion engine.

         Our manufacturing technology also utilizes more environmentally desirable methods of energy input than traditional fuel technologies. The only carbon-based raw material used in our sodium borohydride manufacturing process is methane, which possesses only one carbon atom per molecule. When compared with the multiple carbon atoms in high molecular weight fuels, such as gasoline or diesel, our process significantly reduces the emissions of oxides of carbon, nitrogen and sulfur per unit of energy generated. We believe that this aspect of our technology, coupled with our more efficient well-to-wheel efficiencies, will allow us to deliver energy in a cleaner and more efficient manner than competitive fueling systems.

FUEL CELL TECHNOLOGY AND FUEL CELL SYSTEMS

         A fuel cell is a device that combines hydrogen, derived from a fuel such as natural gas, propane, methanol or gasoline, and oxygen from the air, to produce electric power without combustion. The following table sets forth information relating to the principal types of fuel cells.

FUEL CELL TYPE                                     PRINCIPAL APPLICATIONS              INPUT FUEL             OPERATING
--------------                                     ----------------------              ----------             ---------
                                                                                                             TEMPERATURE
                                                                                                             -----------
Alkaline fuel cells                               Small-size aerospace           Hydrogen (pure)         20(degree)C to 100(degree)C
                                                  and defense applications

Phosphoric acid fuel cells                        Mid- to large-size             Hydrogen                up to 200(degree)C
                                                  stationary power
                                                  generation applications

Molten carbonate fuel cells                       Large-size power               Hydrogen or natural     at least 650(degree)C
                                                  generation applications        gas

Solid oxide fuel cells                            Large- to very                 Hydrogen, natural gas   at least 1000(degree)C
                                                  large-size stationary          or fossil fuels
                                                  power generation
                                                  applications

Proton exchange membrane, or PEM, fuel cells      Transportation, small-         Hydrogen (pure)         up to 80(degree)C
                                                  to mid-size stationary
                                                  power and portable
                                                  power generation
                                                  applications

Sodium borohydride fuel cells                     Transportation, small-         Sodium borohydride      up to 80(degree)C
                                                  to very large-size             solution
                                                  stationary power and
                                                  portable power
                                                  generation applications

         In the small-scale commercial market, where sizes of fuel cells range from 25 watts to 250 kilowatts, the PEM fuel cell has been the type most tested and utilized in the laboratories and in prototypical applications. The smaller size and lower temperature characteristics make PEM fuel cells more optimal for use in vehicles, and therefore, much of the current testing to date in the transportation markets has involved this type of fuel cell.

         The PEM fuel cell, as any fuel cell, requires hydrogen. We believe that the only methods known today for storing significant amounts of hydrogen in vehicles has been through large tanks of either liquid (cryogenic) or compressed gaseous hydrogen. To put this in perspective, in order for a 3,000 pound automobile to achieve a range of 300 miles using a PEM fuel cell system, the equivalent of 32 twenty-five pound tanks of compressed gaseous hydrogen would be required. For cryogenically stored hydrogen, the weight drops significantly to 200 pounds. However, even though the weight of the overall system decreases, the overall energy efficiency does too, as approximately two-thirds of the total energy of the cryogenically stored hydrogen is required to liquefy the hydrogen. Both of these systems are cumbersome, voluminous and potentially hazardous, as an accident that damages a full tank of either system might result in an extremely powerful explosion. To date, we are unaware of any other methods for storing significant amounts of hydrogen in a compact, lightweight and safe manner.

MARKET OPPORTUNITY FOR OUR TECHNOLOGY

         Government authorities in North America, Europe and Japan have imposed stringent environmental standards generally and have increased support for the development of clean and efficient technologies to significantly improve or replace existing combustion-based technologies. While environmental considerations provided the initial impetus for automobile manufacturers to seek alternatives to the use of the internal combustion engine, we believe that these manufacturers are beginning to recognize that fuel cell powered vehicles will provide consumers with higher fuel efficiency, lower noise and vibration, enhanced passenger comfort and performance and new vehicle design options, and also have the potential to provide lower capital and maintenance costs.

         In addition to the transportation markets, there is a growing worldwide consumer demand for quiet, clean and environmentally friendly products in the portable power markets. Promising applications include portable power products for use in densely populated areas where noise pollution is a significant concern and for use indoors or in other areas where high noise and high emissions of internal combustion engine generators pose significant problems. We also believe that public concern over pollution is focusing attention on the use of environmentally cleaner methods of power generation that can use non-renewable natural resources more efficiently. Within the portable power markets, we believe that the battery market, fueled by technological innovations, will continue to present a considerable market opportunity for more durable and lighter power sources.

Transportation Markets

         In the transportation market, the United States federal government, California and several northeastern states, principally New York, Massachusetts and Maine, have adopted laws and regulations establishing vehicle emission standards and requirements for the sale, commencing in 2003, of low, ultra-low, super ultra-low and zero emission vehicles, or ZEVs. Regulations adopted by these states provide that 10% of the new vehicles sold in these states must meet zero emission guidelines by 2003. Furthermore, the staff of the California Air Resources Board has introduced proposed amendments to California regulations for consideration by the California Air Resources Board. The proposed amendments provide full ZEV credits for non-battery powered vehicles, such as fuel cell powered vehicles and vehicles with hydrogen burning internal combustion engines. We believe that our proprietary sodium borohydride based hydrogen generation system would allow these vehicles to achieve full ZEV credit under the proposed amendments. We cannot assure you, however, that the proposed amendments will be enacted, or that sodium borohydride-based hydrogen generation systems will allow this full credit.

         Under the current regulations, we believe that sodium borohydride-based hydrogen generation systems, since they are similar to proton exchange membrane fuel cells, will allow companies partial credit for lowering emissions from vehicles. We cannot assure you, however, that sodium borohydride-based hydrogen generation systems will allow this partial credit. It is possible to meet the ZEV requirements by using different technologies. For example, vehicles powered by batteries can receive full credit and vehicles powered by certain low emission internal combustion engines and proton exchange membrane fuel cells can receive partial credit toward the ZEV requirements.

         In our hybrid design, an automobile will be powered by an electric motor which, in turn, will get its energy from conventional batteries. Our technology will be used to generate the hydrogen that runs a hydrogen-fueled engine, which will drive an alternator that will keep the batteries charged. We are currently unable to build an automobile that will be powered directly by electrical energy produced by our sodium borohydride direct fuel cell. Until such time, if ever, as we are able to power an automobile with electrical energy provided by our fuel cell, we intend to continue to pursue our research and development efforts with respect to the hybrid design.

         In May 2000, we entered into a proprietary rights agreement with DaimlerChrysler Corporation to participate in a program to test our sodium borohydride generating systems for vehicle applications. As part of that agreement, we have granted a non-exclusive perpetual worldwide license to DaimlerChrysler to use in its automotive business the technological benefits that we jointly develop. In addition, we have agreed to license to DaimlerChrysler, on reasonable terms and conditions, any of our technology that we developed prior to the proprietary rights agreement, provided that our obligation to license this technology will expire one year after the date we deliver our first hydrogen generator to DaimlerChrysler. Under the agreement, DaimlerChrysler will gain intellectual property rights to technology that it will fund in the program.

         We have installed our hydrogen generation systems in three prototype vehicles: a Ford Explorer SUV, a Ford Crown Victoria sedan and the "Genesis" vehicle. Our program to develop these prototype vehicles is not affiliated with the vehicles' manufacturers. The SUV will accommodate all of the requisites for an emission-free electric vehicle with virtually no loss of cabin space and no material change in fully-fueled weight. To modify the SUV, we installed reservoirs of sodium borohydride and water, a receiving tank for the resulting sodium metaborate, as well as a chamber in which the hydrogen-producing reaction takes place. The space required for our system is approximately the same size that is required for a conventional internal combustion engine. A sodium borohydride storage/borax collecting tank replaces the standard gasoline tank. The internal combustion gasoline engine is replaced with a smaller hydrogen engine/alternator combination, and the transmission is completely removed, because the electric motors that propel the car in our hybrid system are linked directly to the drive train. The Crown Victoria, which has a conventional drive train, has been modified to run on hydrogen and awaits the completion and installation of its Hydrogen on Demand(TM) system. The "Genesis" vehicle was part of a project operated by the New Jersey Department of Transportation. We have already installed its Hydrogen on Demand(TM) system, which powers a proton exchange membrane fuel cell. The completion and testing of the "Genesis" vehicle, which is contingent on the installation of a battery pack by another contractor, is scheduled for completion in early 2001 after the vehicle is transferred from the New Jersey Department of Transportation to Rutgers University.

         In the longer-term, we believe that fuel cell powered vehicles utilizing the sodium borohydride technology will meet the performance requirements of consumers and the regulatory requirement for a ZEV because a system using our proprietary process to generate electricity directly in batteries or fuel cells would be even more efficient than a hybrid system. Even though the zero emission guidelines can also be satisfied by vehicles powered by other types of fuel cells, such as PEM fuel cell powered vehicles, by other forms of ZEVs, such as a battery powered vehicle, or in part by the sale of a large number of super ultra-low emission vehicles, such as vehicles powered by improved internal combustion engines, we believe that our technology will maintain the best overall performance and environmental characteristics. In addition, we believe our Hydrogen on Demand(TM) system is capable of producing sufficient hydrogen to power hydrogen burning internal combustion engines and allow sufficient quantities to be stored on board to achieve ranges of approximately 300 miles.

Portable Power Markets

         Our sodium borohydride based process may be adapted for production of batteries. We believe that batteries based on our sodium borohydride based process would have a higher energy density by volume than batteries currently in use, and be more efficient. As a result, we believe these batteries could be lighter and smaller, embracing and advancing the trend towards smaller and lighter products in consumer electronics.

         In addition, there is a growing worldwide consumer demand for quiet, clean portable generators. Promising applications include their use in densely populated areas where noise pollution is a significant concern and indoors or in other areas where the high noise and high emissions of internal combustion engine generators pose significant problems. We believe that portable power generators powered by sodium borohydride fuel cells enjoy substantial advantages over existing portable generators and can provide consumers with the power they need in a package that is small and durable with low noise and emissions.

         We believe that portable sodium borohydride fuel cell power products could provide clean, quiet, vibration-free electric power on demand for a variety of applications. We believe that markets could develop where the attributes of sodium borohydride fuel cell systems would provide a significant competitive advantage over existing technologies. These markets would include recreational vehicles, auxiliary power for boats and generators for densely populated areas and other locations where noise pollution is a concern.

         In October 2000, we entered into a product development agreement with Ballard Power Systems to further develop our proprietary hydrogen generation system for use with Ballard's portable power fuel cell products. As part of that agreement, we will grant a license upon the successful commercial development effort to Ballard to use our hydrogen generation technology in its portable products. Ballard has paid us $2.4 million as an advance for prospective royalties under the license. Under the agreement, we have granted Ballard a warrant to purchase up to 400,000 shares of our common stock.

OUR STRATEGY

         Our goal is to convert what we believe to be a superior technology in our sodium borohydride chemistry from the research and development stage to commercialization. We believe that the characteristics of our sodium borohydride technology will capitalize on the growing need for a safe method of storing hydrogen across a variety of markets, a higher energy output alternative fuel and a desire to preserve the environment. To achieve our goal, we have implemented the following strategy:

         - Build Relationships with the Automotive Manufacturing Community. We are pursuing relationships with automotive manufacturers and component system providers because we believe they will be the key to capitalizing on transportation opportunities in the future. As many of the top tier global automotive manufacturers continue to allocate substantial resources to research and development of alternative fuel technologies, we believe that our technology will be an attractive choice and will allow us to position our technology as a leader in the alternative fuel market.

         - Pursue Ventures with Other Fuel Cell Companies. We are pursuing ventures with other manufacturers of fuel cells. We believe that our Hydrogen on Demand(TM) system will provide a solution for existing fuel cell companies that cannot produce hydrogen in a safe or efficient manner. We will seek to leverage these relationships to further our brand awareness and decrease the time to commercialization.

         - Develop Strategic Relationships with Key Battery Manufacturers. We are pursuing relationships with key battery manufacturers. We believe such relationships will facilitate the commercialization, distribution and consumer acceptance of batteries based on our sodium borohydride process which may be developed in the future.

         - Build Relationships with Truck Manufacturers. We plan to pursue relationships with manufacturers of heavy duty, over-the-road trucks. We believe our technology can be used to deliver hydrogen as a fuel for modified internal combustion truck engines, which could significantly reduce emissions currently generated by diesel fuel. In addition, we believe that this market is particularly suited to the infrastructure requirements necessary to supply sodium borohydride as an alternative fuel.

         - Build Manufacturing Capabilities to Lower the Costs of Sodium Borohydride. Sodium borohydride is currently a specialty chemical that we believe is produced by only two manufacturers located in the United States and Germany. We believe that we can successfully compete in the battery markets at the current price of sodium borohydride, but it will be necessary to scale-up production of the chemical to be cost competitive in the transportation markets. In early 2001, we plan to begin construction of a pilot plant process demonstration unit that we believe will cost approximately $1.0 to $2.0 million to build and will take approximately six months to complete. Our goal is to demonstrate the viability of cost-effective mass production of sodium borohydride through economies of scale and improved manufacturing efficiencies exhibited in our pilot plant process demonstration unit.

         - Continue Research and Development of our Proprietary Technology. We plan to continue our research and development of sodium borohydride based technology. We believe that our continuing efforts in this area will allow us to establish technological leadership in our target markets, while also positioning us to potentially develop applications for other markets.

         - Develop Market Awareness Generally. We have relationships with state and federal governmental agencies and are also involved in several hydrogen and environmentally conscious organizations and events. Through these continuing relationships, we believe that our technology will become more visible to a broader group of individuals and companies in the areas we are targeting. For example, we believe that our relationship with the New Jersey Department of Transportation may lead to other types of state and federal contracts involving all aspects of transportation, including fleet demonstrations, commercial vehicles, highway signs and lighting. Our relationship with the New Jersey Department of Transportation is described under " -- Research and Development."

INTELLECTUAL PROPERTY RIGHTS

         Our intellectual property strategy is to identify key intellectual property developed by us in order to protect it in a timely and effective manner. In addition, we seek to use and assert such intellectual property to our competitive advantage. Our goal is to be first to market with superior technology and to sustain a long-term competitive edge in the market. We rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology.

         We use patents as the primary means of protecting our technological advances and innovations, such as our proprietary hydrogen generators, fuel cell designs, components, materials, operating techniques and systems and, therefore, the protection of our patents is critical to our business. We have adopted a proactive approach to identifying patentable inventions and securing patent protection through the timely filing and aggressive prosecution of patent applications. Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights in those jurisdictions.

         We own two U.S. and two non-U.S. patents which cover a wide variety of devices, systems, uses and applications for various boron chemistries. We have filed an additional six U.S. and 21 non-U.S. patent applications. We have also filed one U.S. trademark application. Our earliest patent expires in 2015 and the most recently filed applications, if issued, will not expire until 2020.

         Our intellectual property program includes a strong competitor monitoring element. We actively monitor the patent position, technical developments and market activities of our competitors. We expect activities relating to assertion and enforcement of our intellectual property rights to increase as the market develops.

RESEARCH AND DEVELOPMENT

         Our research team focuses on improving our sodium borohydride characteristics for use as a hydrogen source as well as in direct fuel cell technology by working to optimize materials and processes. In order to most effectively achieve these plans, our facility in Eatontown, New Jersey houses sophisticated research and development equipment.

         We believe that our hydrogen generation and direct fuel cell research and development programs are at least several years from commercial viability, although we cannot assure you that these programs will yield commercially viable products within that time frame, if at all.

         We have developed relationships with governmental agencies, including the State of New Jersey Commission on Science and Technology. Between January 1999 and April 2000, we received an aggregate of $227,522 from a recoverable grant award from that agency. These funds were used to partially fund costs directly related to development of our fuel cell technology. In addition, we have worked together with the New Jersey Department of Transportation to develop prototype highway signs which are powered by third party fuel cells. The hydrogen for these fuel cells was provided by our Hydrogen on Demand(TM) system.

Hydrogen Generation

         As a generator of hydrogen, an aqueous solution of sodium borohydride is passed over a catalyst via a pump. The catalyst is typically a non-volatile, metallic chemical element such as ruthenium and/or cobalt. Once in contact with the catalyst, the sodium borohydride reacts to form hydrogen gas, which can be used immediately or stored in a tank. The byproduct formed in this process is borax.

         We have filed a patent application for the primary production and regeneration of sodium borohydride. We believe that this new process will lower the cost of sodium borohydride by reducing or eliminating some of the costly raw materials that are required today. We are currently performing lab work and will be constructing a process demonstration unit in early 2001 to validate our process technology. Once developed, we intend to license the technology to chemical manufacturers with appropriate royalty payments which are related to the projected manufacturing cost savings. In December 2000, we have signed a letter of intent with the largest producer of sodium borohydride, Rohm and Haas Company, to jointly develop a lower cost process to manufacture and recycle sodium borohydryde.

Direct Fuel Cell

         In the direct fuel cell, the sodium borohydride is passed into the anode compartment and interacts with our proprietary anode. The sodium borohydride is directly oxidized to borate, giving its electrons up directly to the anode instead of the water.

         We believe, based on our laboratory tests to date, that our sodium borohydride cell has an overall fuel cell efficiency of over 60%, making it more efficient in its energy extraction than other fuel cells. The cell also has cost advantages as it requires a less expensive membrane than the costly perfluorinated membranes used by most PEM fuel cells, and it does not require platinum, an expensive precious metal, as a catalyst. Our laboratory tests also indicate a higher open circuit voltage per cell of 1.55 volts compared to about
0.9 volts for PEM fuel cells. Since this system uses a liquid fuel, a separate internal cooling system is not required, which allows for a simpler, cheaper stack of fuel cells.

         Since the fuel is an aqueous solution of sodium borohydride, which can be easily stored in a tank, our laboratory tests indicate that this system provides a fuel with an energy density in excess of 3,000 watt-hours per liter actually produced by the cell at 60% efficiency, as compared to the 200 to 700 watt-hours per liter energy density in many commercially available batteries. "Watt-hours per liter" is used to measure the energy storage capacity in a battery.

COMMERCIALIZATION PROCESS

         In the near-term, we do not anticipate manufacturing on a large-scale. Our initial focus is in the automotive area, and is based on our belief that we can develop prototypical vehicles to validate our technology. Once this is accomplished, we will seek to interest automotive OEMs on licensing our hydrogen generation technology, and, ultimately, our direct sodium borohydride fuel cell technology. We will also seek to enter into licensing or joint ventures with vehicle manufacturers, utilities and other companies requiring fuel cell technologies. Over the next several years, our current plans for commercialization are as follows:

         - Research, Development and Engineering. This is a current aspect of our business, and we will continue to pursue the research and development of sodium borohydride for the foreseeable future as a source of hydrogen, for use directly in fuel cells and for other potential markets that may develop in the near future.

         - Pre-Commercial Testing and Licensing for Hydrogen Generation Systems. We intend to seek additional relationships, such as our proprietary rights agreement with DaimlerChrysler, to test our system in vehicle applications. We believe that the successful completion of our demonstration vehicle will provide us with the opportunity to develop stronger relationships with the automotive OEMs and enter into certain licensing arrangements.

         - Pre-Commercial Testing and Licensing for Direct Fuel Cells. We anticipate that we will have a prototypical direct fuel cell using the sodium borohydride technology within the next several years. At this point, we will seek to forge strategic relationships, and we expect to seek licensing arrangements for the direct fuel cell upon successful direct fuel cell demonstration.

         - Rechargability of Sodium Borohydride. We believe we can develop a small-scale demonstration unit for recharging sodium borohydride batteries or sodium borohydride vehicles. This recharging feature is significant in that the overall cost of the sodium borohydride system, whether for vehicles or portable power, will be significantly decreased. The recharging infrastructure for large-scale production of sodium borohydride should follow soon after this particular development.

COMPETITION

         As our boron-based energy systems have the potential to replace existing power sources, competition will come from current power technologies, improvements to current power technologies and from new alternative power technologies. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies. For example, our primary batteries, once developed, are projected to be longer-lasting and/or higher-energy than alkaline, nickel metal hydride, lithium, and zinc batteries that are popular today. Additionally, there are competitors working on developing technologies for hydrogen-generation for transportation and micro-power applications that would compete with our technology.

         In the hydrogen-generation segment, there are several competitors that utilize different methods to generate hydrogen. One such company, Natex Corporation, generates hydrogen by using a sharp tool to slice small spheres containing sodium hydride in the presence of hydrogen to create hydrogen. Sodium hydride is a hazardous material which causes burns if it comes into contact with skin. Another company, Ovonics Battery Company, a subsidiary of Energy Conversion Devices, Inc., generates hydrogen by utilizing nickel-metal hydride technology in its storage batteries. This technology is more expensive than ours, and the overall efficiency of the system decreases as more hydrogen is stored, making this an unfavorable option for practical use. Finally, Proton Energy Systems, Inc., uses a "reverse fuel cell" to generate hydrogen from pure water. This system requires direct electricity with low efficiency of conversion. It is also designed for stationary use only.

         There are several other companies in the energy and oil and gas industry that utilize reformers to create hydrogen. Reformers use methanol, gasoline, natural gas, or some other fossil fuel to generate hydrogen. All of these types of fuels also pollute the atmosphere because of the concurrent production of carbon, sulfur, and nitrogen compounds inherent in the fuel. Hydrogen from fossil fuel reformers also has residual carbon monoxide that must be removed prior to use with hydrogen fuel cells, otherwise fuel cell performance will suffer as a result of membrane "poisoning." We believe that none of these competing technologies solves both the hydrogen generation and storage challenges as well as our technology.

RAW MATERIALS

         Sodium borohydride is manufactured from the base material borax. There is a significant global supply of borax, and the United States is believed to be the largest holder of borax reserves in the world. Borax is most commonly found in dried lake or sea beds, and it is mined at the surface using drag lines, whereby buckets are continuously dragged across the ground scraping borax from the surface. Currently, sodium borohydride is made as a specialty chemical by two manufacturers. We have signed a letter of intent in December 2000 with the largest manufacturer, Rohm and Haas Company, to jointly develop a lower cost process to manufacture and recycle sodium borohydryde. Despite the great quantities of reserves and current annual production of borax, there are few commercial applications that require sodium borohydride today. The most common application for sodium borohydride is for use as a bleaching agent in the paper industry.

         Inasmuch as we intend to focus primarily on research and development, and not on large scale manufacturing, we do not believe that our costs to comply with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, will have a material effect on our capital expenditures, earnings or competitive position.

FACILITIES

         Our principal offices are located at 1 Industrial Way West, Eatontown, New Jersey 07724, occupying 9,700 square feet. Our lease expires at the end of 2004, with an option to renew through 2009. While our current facility contains substantial laboratory space for our employees, as well as a 2,400 square foot area used exclusively for the completion of our demonstration vehicle, we do not believe that our current facilities and equipment will be sufficient through the market introduction of our products. We will need to purchase additional equipment and expand the physical area.

HUMAN RESOURCES

         At December 31, 2000 we had a total staff of 36 employees, including 33 full-time employees, of which 28 are scientists, engineers and other professionals.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         Our executive officers and directors are listed below.

NAME                                   AGE           POSITION
----                                   ---           --------
G. Chris Andersen................      62            Chairman of the Board of Directors
Stephen S. Tang..................      40            President - Chief Executive Officer and Director
Steven C. Amendola...............      45            Executive Vice President - Chief Technical Officer and Director
Norman R. Harpster, Jr...........      49            Chief Financial Officer and Vice President - Finance and Administration
Terry M. Copeland................      49            Vice President - Product Development
Curtis C. Cornell................      54            Vice President - Business Development and Supply Chain
Rex E. Luzader...................      52            Vice President - Business Development and Transportation Sector
Kenneth R. Baker.................      53            Director
William H. Fike..................      64            Director
Alexander MacLachlan.............      67            Director
Zoltan Merszei...................      77            Director
H. David Ramm....................      48            Director
James L. Rawlings................      55            Director

         G. CHRIS ANDERSEN has served as the chairman of our board of directors since April 2000. Mr. Andersen is currently a general partner of Andersen, Weinroth & Co., a merchant banking firm. From 1990 to 1995, Mr. Andersen was vice chairman and head of international investment banking at PaineWebber Incorporated. Previously, Mr. Andersen was a managing director for 15 years at Drexel Burnham Lambert, Incorporated and a member of its board of directors. He is currently a director of Terex Corporation, Headway Corporate Resources Inc., GP Strategies Corporation and Sunshine Mining and Refining Company.

         STEPHEN S. TANG, PH.D. has served as our president and chief executive officer and a member of our board of directors since May 2000. From January 1996 to June 2000, Dr. Tang was vice president and global leader of the pharmaceutical and health care industry practice for the management consultancy A.T. Kearney, Inc., a wholly owned subsidiary of Electronic Data Systems, Inc., where he directed global business development and marketing. Dr. Tang previously served as co-leader of the global chemical and environmental practice for the management consulting firm, Gemini Consulting, Inc., a wholly owned subsidiary of Cap Gemini. Prior to that, he was the president and founder of Tangent Technologies, a technical consulting firm to chemical, pharmaceutical and biotechnology companies, and senior research engineer and assistant director of Lehigh University's Center of Molecular Bioscience and Biotechnology. Dr. Tang received his B.S. in chemistry from the College of William and Mary, an M.S. and Ph.D. in chemical engineering from Lehigh University and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

         STEVEN C. AMENDOLA has served as our executive vice president and chief technical officer since April 2000, and, prior to that time, he served as our chief scientist since our inception in December 1998. Mr. Amendola has been issued more than 20 patents in the petroleum processing, pollution control and energy recovery areas, including our patent to produce hydrogen and electricity. From May 1997 to December 1998, Mr. Amendola served as vice president of National Patent Development Corporation (now known as GP Strategies Corporation), where he headed their research and development effort of sodium borohydride. From September 1996 to April 1997, Mr. Amendola served as vice president of research and development for Nextcell Inc., where he supervised and researched new battery chemistry. From February 1995 to September 1996, he was involved in process development chemistry at RFE Industries Inc. Mr. Amendola completed graduate courses in chemistry at Ohio State University, where he developed new, high-energy explosives under a grant from the U.S. Army. He holds a B.S. in Chemistry from The Kings College in New York.

         NORMAN R. HARPSTER, JR. has served as our chief financial officer and vice president of administration and finance since October 2000. From 1975 to 2000, Mr. Harpster held numerous financial positions at Air Products Corporation, including from 1999 to 2000 Vice President, Global Business Services; from 1994 to 1999 Vice President, Controller - Gases & Equipment Group, from 1991 to 1994 Controller, Europe and 1986 to 1991 Controller - Energy Systems and Environmental Group. He received his B.A. in economics from Lafayette College and an M.B.A. from the Darden School of Business at the University of Virginia.

         TERRY M. COPELAND, PH.D. has served as our vice president of product development since November 2000. From 1998 to 2000, Dr. Copeland was Director of Product Development at Duracell, and from 1995 to 1998 Plant Manager at two of Duracell's largest major manufacturing facilities. Dr. Copeland also served as Director of Engineering at Duracell from 1992 to 1995. Prior to working at Duracell, Dr. Copeland was with E.I. DuPont de Nemours & Co. for 14 years, were he worked in a wide variety of management positions. Dr. Copeland received his B.S. in chemical engineering from the University of Delaware and a Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

         CURTIS C. CORNELL has served as our vice president of business development and supply chain since October 2000. From 1976 to 2000, Mr. Cornell was employed by Air Products and Chemicals, Inc. where he held numerous management positions, including Director, Corporate Real Estate and Property Management, Director, Corporate Purchasing, and General Manager of Gardner Cryogenics. Mr. Cornell received his B.S. in electrical engineering from Grove City College and his M.B.A. from Lehigh University.

         REX E. LUZADER has served as our vice president of business development and transportation since November 2000. Mr. Luzader was the Vice President Original Equipment Sales and Engineering and Corporate Strategy for Exide Corporation from 1998 to 1999. From 1988 to 1998, Mr. Luzader also held a number of Vice Presidential positions at Exide Corporation including sales to the transportation industry, product engineering, process and equipment engineering, research and development and quality control. Mr. Luzader received his B.S. in mechanical engineering from Kettering University. From 1988 to 1999 he also served as a member of the broad of directors of Great Valley Bank in Reading.

         KENNETH R. BAKER has served on our board of directors since July 2000. Mr. Baker has served as president, chief executive officer and a member of the board of trustees of the Environmental Research Institute of Michigan since November 1999. From 1969 to 1999, Mr. Baker served in various executive positions with General Motors Corporation, including vice president and general manager of the GM Distributed Energy Business Unit, vice president and general manager of GM Research and Development and program manager of GM Electric Vehicles. Following his retirement in February 1999, Mr. Baker served as vice chairman and chief executive officer of Energy Conversion Devices, Inc. Mr. Baker currently serves as director of AeroVironment, Inc.

         WILLIAM H. FIKE has served on our board of directors since May 2000. Mr. Fike retired as the vice-chairman and executive vice president of Magna International, Inc., an automotive parts manufacturer based in Ontario, Canada, in February 1999. Prior to joining Magna in 1994, Mr. Fike was employed by Ford Motor Company from 1966 to 1994, where he served most recently as President of Ford Europe. Mr. Fike currently serves as a director of Magna and AGCO Corporation, a manufacturer of farm equipment.

         ALEXANDER MACLACHLAN, PH.D. has served on our board of directors since May 2000. He is currently chairman of the National Research Council's project to evaluate the U.S. Department of Transportation's Intelligent Vehicle Initiative. Prior to his retirement in March 1996, Dr. MacLachlan was the Deputy Under Secretary for R&D Management at the U.S. Department of Energy and held various other positions in the Department of Energy. Prior to his employment at the Department of Energy, Dr. MacLachlan was employed by DuPont for 36 years, where he was Senior Vice President for Research and Development and Chief Technical Officer from 1986 to 1993, and a member of DuPont's Operating Group from 1990 to 1993.

         ZOLTAN MERSZEI has served on our board of directors since May 2000. Mr. Merszei retired as the president, chairman and chief executive officer of The Dow Chemical Company in March 1980. From August 1974 to March 1980, he served as president and chief executive officer of Dow Chemical Europe. From May 1980 to May 1988, Mr. Merszei served in various executive positions with Occidental Petroleum Corporation, including chairman and chief executive officer of Occidental Chemical, chairman of Occidental Research and president and chief executive officer, and subsequently, vice chairman of the board of directors of Occidental Petroleum. Mr. Merszei currently serves as a director of The Budd Company, Dole Food Company Inc., Thyssen Industrie AG (Germany) and Thyssen Henschel America.

         H. DAVID RAMM has served on our board of directors since June 2000. Mr. Ramm has served as president, chief executive officer and a director of Integrated Electrical Services since April 2000. From 1997 to March 2000, he was employed by Enron, most recently as the president of Enron Wind Corp., which is engaged in environmentally benign power generation. Prior to his employment at Enron, Mr. Ramm worked for 14 years at United Technologies Corporation, where he held several senior management positions, including chairman and chief executive officer of International Fuel Cells Corporation.

         JAMES L. RAWLINGS has served on our board of directors since April 2000. Mr. Rawlings is a partner at Andersen, Weinroth & Co. Prior to joining Andersen, Weinroth, he was a managing director, principal and member of the board of directors of Schooner Asset Management Co. LLC, an asset management firm. Before joining Schooner, he was a managing director of Robert Fleming & Co., a London based investment bank, where he was responsible for investment banking activities in North and South America. He was a managing director in the corporate finance department with Drexel Burnham Lambert, Incorporated from 1979 to 1988.

SCIENTIFIC ADVISORY BOARD

         We have organized a scientific advisory board, currently consisting of three individuals, whom we refer to as our scientific advisors. At our request, the scientific advisors will review and evaluate our research programs, advise us with respect to technical matters in fields in which we are involved and recommend personnel to us.

         All of our scientific advisors are employed by entities other than us, some of which may in the future compete with us, and are expected to devote only a small portion of their time to us. They are not expected to participate actively in our affairs or in the development of our technology. The institutions with which our scientific advisors are affiliated may adopt new regulations or policies that limit the ability of the scientific advisors to consult with us. In addition, since we have not entered into non-competition agreements with any of the members of our scientific advisory board, if any scientific advisor were to consult with or become employed by any of our competitors, our business could be negatively affected.

         We granted to each of our scientific advisors five-year options to purchase 25,000 shares of our common stock, which are exercisable at $2.90 per share and which vested upon the closing of our initial public offering in August 2000.

         ANDREW B. BOCARSLY, PH.D. has been a Professor of Chemistry at Princeton University since 1994, and has taught at the school since 1980 after receiving his Ph.D. in Physical Inorganic Chemistry from the Massachusetts Institute of Technology. Dr. Bocarsly is a member of the Electrochemical Society and the American Chemical Society.

         SHELDON L. GLASHOW, PH.D. is the Higgins Professor of Physics and the Mellon Professor of Sciences at Harvard University. He was the recipient of the Nobel Prize in Physics in 1971. He has been a director of GSE Systems, Inc., a company engaged in the business of real time simulation and process automation in the power and process industries, since 1995, and a director of Interferon Sciences, Inc., a biopharmaceutical company, since 1991. Dr. Glashow is a foreign member of the Russian Academy of Sciences.

         ROALD HOFFMANN, PH.D. has been the John Newman Professor of Physical Science at Cornell University since 1974. Dr. Hoffmann is a member of the National Academy of Sciences and the American Academy of Arts and Sciences. In 1981, he shared the Nobel Prize in Chemistry.

COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee

         Our board has established an audit committee consisting of Kenneth R. Baker, William H. Fike and Zoltan Merszei, all of whom are independent directors. The audit committee is responsible for reviewing and inquiring into matters affecting financial reporting, the system of internal accounting, financial controls and procedures and audit procedures and audit plans. Furthermore, the audit committee approves the quarterly financial statements and also recommends to the board of directors, for approval, the annual financial statements, the annual report and certain other documents required by regulatory authorities.

Compensation Committee

         Our board has established a compensation committee consisting of Alexander MacLachlan, H. David Ramm and James L. Rawlings. The compensation committee reviews and acts on matters relating to compensation levels and benefit plans for our executive officers and key employees, including salary and stock options. The compensation committee is also responsible for granting stock options and stock appreciation rights and other awards to be made under our stock option plan.

Executive Committee

         Our board has established an executive committee consisting of G. Chris Andersen, James L. Rawlings and Stephen S. Tang. The principal functions of the executive committee include exercising the powers of the board of directors during intervals between board meetings and acting as an advisory body to the board of directors by reviewing various matters prior to their submission to the board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Our compensation committee consists of Alexander MacLachlan, H. David Ramm and James L. Rawlings. We formed this committee in June 2000. During 1999, Mr. Rawlings served as our acting chief executive officer. There were no deliberations during 1999 by our board of directors or compensation committee concerning executive officer compensation.

DIRECTOR COMPENSATION

         We granted to each of our independent directors, except G. Chris Andersen and James L. Rawlings, five-year options to purchase 75,000 shares of our common stock that vested upon the closing of our initial public offering in August 2000 and which are exercisable at $2.90 per share.

EXECUTIVE COMPENSATION

         During 1999, James L. Rawlings served as our acting chief executive officer, without compensation. In May 2000, Stephen S. Tang became our chief executive officer and president. For information on our employment arrangements with Mr. Tang, please see " -- Employment Agreements."

         The following table sets forth all compensation awarded to, earned by or paid to our acting chief executive officer and our chief executive officer and our other most highly compensated executive officer whose annual salary and bonus exceeded $100,000 in 2000 for services rendered in all capacities to us during our 2000 fiscal year. We refer to these officers as our named executive officers. None of our other executive officers had an annual salary and bonus in excess of $100,000 during 2000.



                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                             ANNUAL COMPENSATION                 COMPENSATION AWARDS
                                        -----------------------------        -------------------------------
                                                                               SHARES
                                        FISCAL                               UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION               YEAR      SALARY    BONUS          OPTIONS (#)     COMPENSATION
---------------------------               ----      ------    -----          -----------     --------------
James L. Rawlings..................       2000    $  --       $  --               --                --
   Acting Chief Executive Officer         1999       --           --              --                --
Stephen S. Tang....................       2000    141,667     135,000         1,012,500             --

   Chief Executive Officer
Steven C. Amendola.................       2000    127,083     250,000         1,006,643             --
     Chief Technical Officer

--------------------------------


                            OPTION GRANTS IN 2000 (1)

         The following table sets forth certain information with respect to option grants to our named executive officers during our 2000 fiscal year.

                                                                                                            POTENTIAL REALIZABLE
                                                                                                           VALUE AT ASSUMED ANNUAL
                                                                                                               RATES OF STOCK
                                                                                                          APPRECIATION FOR OPTION
                                                                       INDIVIDUAL GRANTS                            TERM
                                                                       -----------------                            ----
                                                   NUMBER OF     % OF TOTAL
                                                     SHARES        OPTIONS     EXERCISE
                                                   UNDERLYING    GRANTED TO    PRICE
                                                    OPTIONS     EMPLOYEES IN   PER         EXPIRATION
  NAME                                            GRANTED (#)       2000       SHARE         DATE            5%           10%
  ----                                            -----------       ----       -----         ----            --           ---
   James L. Rawlings.........................        --              0         $  --            --              --           --
    Acting Chief Executive Officer
   Stephen S. Tang...........................       1,012,500        30%       2.90      May 16, 2010   11,709,716   18,645,766
    Chief Executive Officer
   Steven C. Amendola........................       1,006,643        30%       2.90      July 13, 2010  11,641,979   18,537,906
    Chief Technical Officer

--------------------------------

(1) There were no options exercised in 2000 by our named executive officers.

                       FISCAL YEAR-END 2000 OPTION VALUES

         The following table provides information with respect to our named executive officers, concerning unexercised options held by them at the end of 2000.

                                                                      NUMBER OF SECURITIES
                                                                           UNDERLYING                  VALUE OF UNEXERCISED
                                                                     UNEXERCISED OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                                                        DECEMBER 31, 2000               DECEMBER 31, 2000
                                                                        -----------------               -----------------
                                               SHARES
                                            ACQUIRED ON   VALUE
NAME                                        EXERCISE (#)  REALIZED   EXERCISABLE   UNEXERCISABLE     EXERCISABLE   UNEXERCISABLE
----                                        ------------  ---------  -----------   -------------     -----------   -------------
   James L. Rawlings....................         --          --         --             --               --             --
    Acting Chief Executive Officer
   Stephen S. Tang......................         --          --         --         1,012,500            --         7,441,875
    Chief Executive Officer
   Steven C. Amendola...................         --          --         --         1,006,643            --         7,398,826
    Chief Technical Officer

EMPLOYMENT AGREEMENTS

         In May 2000, we entered into an employment agreement with Stephen S. Tang, our chief executive officer and president. Mr. Tang's employment agreement provides for a base salary of $250,000 per year and a guaranteed bonus of 50% of his base salary. In addition, Mr. Tang was paid a $135,000 signing bonus. Mr. Tang was granted 1,012,500 options at an exercise price of $2.90 per share, with a term of five years. One third of these options vest at the end of each year of employment for the first three years. In the event that Mr. Tang's employment is terminated involuntarily or without cause, 945,000 of his options will vest as if he were employed throughout the entire year, 67,500 options will vest in accordance with the terms of our stock option plan, and all options will have a term of one year. Furthermore, Mr. Tang will be entitled to receive a severance payment in the amount of his base salary at that time plus a one year bonus which will be the greater of half of his base salary at that time or the actual bonus received by Mr. Tang for the full year prior to such termination.

         In July 2000, we entered into an employment agreement with Steven C. Amendola, our executive vice president and chief technical officer. We amended this agreement in August 2000. Mr. Amendola's employment agreement provides for a base salary of $225,000 per year and for a guaranteed bonus of 50% of his base salary. In addition, Mr. Amendola has received a signing bonus of $250,000. Furthermore, Mr. Amendola was granted 1,006,643 options at an exercise price of $2.90 per share, which will vest ratably over three years. In the event that Mr. Amendola's employment agreement is terminated involuntarily or without cause, all of his options will vest as if he were employed throughout the entire year. Mr. Amendola will also be entitled to receive a severance payment in the amount of his annual base salary at that time plus a one year bonus.

         In September 2000, we entered into an employment agreement with Norman
R. Harpster, Jr., our chief financial officer and vice president, finance and administration. Mr. Harpster's employment agreement provides for a base salary of $200,000 per year. Mr. Harpster is eligible for a bonus of 50% of his base salary. Mr. Harpster was granted 212,500 options at an exercise price of $2.90 per share, with a term of ten years. One third of these options vest at the end of each year of employment for the first three years. In the event that Mr. Harpster's employment is terminated involuntarily or without cause, all of his options will vest in accordance with our stock option plan. Mr. Harpster will be entitled to receive a severance payment in the amount of his base salary at that time plus a one year bonus which will be the greater of half of his base salary at that time or the actual bonus received by Mr. Harpster for the full year prior to such termination.

2000 STOCK OPTION PLAN

         We adopted our Amended and Restated 2000 Stock Option Plan in July 2000. The plan is administered by the Compensation Committee of our board of directors. Our board of directors has delegated to our chief executive officer the authority to allocate to our employees who are not officers up to an aggregate of 190,500 options. 5,500,000 shares of common stock have been reserved for issuance under the plan. As of December 31, 2000, options to purchase 3,394,793 shares of common stock were outstanding under the plan with a weighted average exercise price of $3.78 per share.

         Our plan provides for the granting of the following types of awards: stock options, stock appreciation rights, restricted stock awards, performance unit awards and stock bonus awards. The terms and conditions of each type of award granted under the plan will be specified by our board, in its sole discretion, in a written agreement between us and the participant. These awards may be granted to any of our employees, directors, officers or scientific advisors, or any of our other key advisers or consultants who are responsible for or contribute to our management, growth or success. Consultants and advisors must render bona fide services not in connection with the offer and sale of our securities in a capital-raising transaction or relating to the promotion or maintenance of a market for our securities.

         Stock options. A stock option may be an incentive stock option or a non-qualified stock option. Only our employees will be eligible to receive incentive stock options. The incentive stock option exercise price will in no event be less than 100% of the fair market value of the shares of common stock subject to the option on the date of grant. The non-qualified stock option exercise price will be fixed by our board, but in no event will it be less than the par value of the shares of common stock subject to the option on the date of grant.

         Our plan includes change in control provisions that may result in the accelerated vesting of outstanding options. For purposes of the plan, "change of control" means the occurrence of any of the following:

         - any consolidation or merger of us pursuant to which less than 50% of the outstanding voting securities of the surviving or resulting company are owned by individuals or entities that were our shareholders prior to the consolidation or merger,

         - any sale, lease, exchange or other transfer, in one transaction or a series of related transactions, of all, or substantially all, of our assets, other than any sale, lease, exchange or other transfer to any company where we own, directly or indirectly, 100% of the outstanding voting securities of such company after any such transfer,

         - any person, as defined in Section 13(d) of the Securities Exchange Act of 1934, other than one or more of our current stockholders, us or any of our subsidiaries or one or more employee benefit plans established by us for the benefit of our employees, shall become the beneficial owner, of 35% or more of our outstanding common stock, other than as the result of our initial public offering, or

         - commencement by any entity, person or group (including any of their affiliates), other than us, of a tender offer or exchange offer where the offeror acquires more than 50% of our outstanding voting securities.

         Stock appreciation rights. Stock appreciation rights entitle participants to increases in the fair market value of shares of common stock. Stock appreciation rights entitle a participant to receive an award equal to all, or a portion of the excess of, the fair market value of a specified number of shares of common stock at the time of exercise over a specified price, which shall not be less than 100% of the fair market value of the common stock at the time the right is granted or, if connected with a previously issued stock option, not less than 100% of the fair market value of the common stock at the time such stock option was granted. We may pay such amount in cash or in common stock, valued at its then fair market value, or both.

         Each agreement will state the period of time within which the stock appreciation right may be exercised, in whole or in part, subject to such terms and conditions prescribed for such purpose by our board of directors, provided that no stock appreciation right shall be exercisable prior to six months nor after ten years from the date of grant. Our board of directors has the discretion to permit an acceleration of previously established exercise terms. In the event of a change of control, the participant shall have the right to exercise the vested portion of his or her unexercised stock appreciation right for the lesser of three months after termination or the remainder of their term.

         Performance unit awards. Performance unit awards entitle participants to future payments based upon the achievement of preestablished long-term performance objectives. Our board of directors shall establish with respect to each performance unit award a performance period and a value. It will also establish maximum and minimum performance targets to be achieved during the applicable performance period. The achievement of maximum targets entitles a participant to payment with respect to the full value of a performance unit award. The achievement of less than the maximum targets, but in excess of the minimum targets, entitles a participant to payment with respect to a portion of a performance unit.

         Restricted stock awards. Restricted stock awards consist of shares of common stock restricted against transfer and subject to a substantial risk of forfeiture. Shares awarded, and the right to vote such shares and to receive dividends, may not be sold or otherwise transferred during the restriction period, except as provided in an agreement between a participant and us. The participant will have all the other rights of a stockholder, including the right to receive dividends and the right to vote such shares.

         Stock bonus awards. Our board of directors may grant a stock bonus award based upon performance in terms of growth in gross revenue, earnings per share or ratios of earnings to equity or assets or, with respect to participants not subject to Section 162(m) of the Internal Revenue Code, such other measures or standards determined by our board of directors. Performance objectives may be reduced or eliminated, but not increased, in order to take into account unforeseen events or changes in circumstances.

         Loans. Our board may, in its sole discretion and to further the purpose of the plan, provide for loans to persons in connection with all or any part of an award under the plan. Loans will be evidenced by a loan agreement, promissory note or other instruments containing terms and conditions relating to interest, payment, schedules, collateral, forgiveness and acceleration as our board will prescribe from time to time.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH STEVEN AMENDOLA AND GP STRATEGIES CORPORATION
RELATED TO OUR PATENTS

         After developing the proprietary technology for energy generation based on the use of sodium borohydride, Steven C. Amendola, our executive vice president and chief technical officer, entered into a license agreement with GP Strategies Corporation, or GPS, in July 1997. In accordance with that license agreement, Mr. Amendola granted an exclusive license to make, use and sell the proprietary technology he developed to GPS, and GPS agreed to pay a royalty to Mr. Amendola based on sales of developed technology. Since there were no sales of developed technology, GPS did not make any royalty payments to Mr. Amendola.

         When we acquired certain assets of the battery technology group of GPS, we issued 6,185,322 shares of common stock to GPS in January 1999, of which 830,298 were subsequently canceled, and issued to them a note payable in the amount of $250,000. In addition, we relieved GPS of its royalty obligation to Mr. Amendola and we agreed to pay a royalty to GPS based on sales of developed technology. Since there were no sales of developed technology, we did not make any royalty payments to GPS. At that time, we also issued 669,344 shares of common stock to GPS for $50,000.

         As contemplated in the original acquisition of the license to the intellectual property by us, royalty agreements with GPS and Mr. Amendola were terminated in May 2000 (as amended in July 2000). In consideration for terminating the royalty agreements, GPS was granted immediately exercisable options to purchase 250,000 shares of common stock at the initial public offering price ($10.00 per share). Furthermore, Mr. Amendola and we terminated our license agreement and we acquired ownership of the patent rights relating to the proprietary technology. In addition, in a separate assignment executed concurrently with the omnibus agreement, Mr. Amendola assigned to us the ownership of any future inventions as well as pending patent applications and future patents. Furthermore, Mr. Amendola has granted to us a right of first refusal for all unrelated inventions that he conceives.

         In consideration of the foregoing transactions, on May 24, 2000, we agreed to issue options to purchase 206,897 shares of common stock to Mr. Amendola with an exercise price of $2.90 per share. Mr. Amendola advised us that he intended to transfer a portion of these options to the selling stockholders with whom he had agreed to share royalty payments. On July 14, 2000, due to tax considerations, we agreed to instead issue to Mr. Amendola 206,897 shares of common stock, a portion of which he intended to transfer to the selling stockholders. On July 27, 2000, we suggested to Mr. Amendola that we issue 70,345 shares of common stock to him and that we issue shares of common stock directly to the selling stockholders. However, in order to be released from any royalty sharing obligations, Mr. Amendola requested that we issue 206,897 shares of common stock to him, and he advised us that he would transfer some of those shares to the selling stockholders. Therefore, in consideration of the foregoing transactions, on August 1, 2000, we issued 206,897 shares of common stock to Mr. Amendola, 152,207 of which were subsequently transferred by him to the selling stockholders with whom he had agreed to share royalty payments.

LOAN FROM GPS

         In January 1999, we issued GPS a note payable for $250,000 in connection with an agreement dated December 17, 1998 to purchase substantially all of the assets of its battery technology group. We repaid the note in full in September 2000 from the proceeds of our initial public offering.

GRANT OF WARRANT TO EXECUTIVE SEARCH FIRM

         In connection with our search for a chief executive officer, we retained the services of the Whitney Group, an executive search firm. In consideration of their services, we paid them $150,000 and granted to them a warrant for the purchase of up to 108,750 shares of common stock at an exercise price of $2.90 per share. We believe that the compensation we paid to the Whitney Group was at fair market value. Andersen, Weinroth & Co. is a less than a five percent stockholder of the parent company of the Whitney Group. G. Chris Andersen, our chairman, James L. Rawlings, one of our directors, and E. Alan Brumberger and Stephen D. Weinroth, both of whom are principal stockholders of us, are each a principal in Andersen, Weinroth & Co.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth information regarding the beneficial ownership of our common stock by the following as of December 31, 2000:

         - all persons known by us to own beneficially 5% or more of our common stock,

         -        each of our directors,

         -        each of our named executive officers, and

         -        all directors and executive officers as a group.

         Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of common stock beneficially owned by the stockholder.

NAME AND ADDRESS                                                NUMBER OF SHARES              PERCENTAGE OF
OF BENEFICIAL OWNER                                            BENEFICIALLY OWNED           SHARES OUTSTANDING
-------------------                                            ------------------           ------------------
FIVE PERCENT STOCKHOLDERS:
E. Alan Brumberger(1) ...............................            1,260,615                     4.6%
GP Strategies Corporation(2) ........................            6,135,868 (3)                 22.6
Randolph W. Lenz(4) .................................            2,269,760                      8.4
Stephen D. Weinroth(1) ..............................            3,866,678                     14.2
DIRECTORS AND EXECUTIVE OFFICERS:
Steven C. Amendola(5) ...............................               54,690(6)                   *
G. Chris Andersen(1) ................................            3,856,678                     14.2
Kenneth R. Baker(5) .................................               75,000(7)                   *
William H. Fike(5) ..................................               75,000(7)                   *
Norman R. Harpster, Jr.(5)...........................                -- (8)                    --
Alexander MacLachlan(5) .............................               75,000(7)                   *
Zoltan Merszei(5) ...................................               75,000(7)                   *
H. David Ramm(5) ....................................               75,000(7)                   *
James L. Rawlings(1) ................................            1,014,786                      3.7
Stephen S. Tang(5) ..................................                -- (9)                    --
All directors and executive officers
   as a group (13 persons)...........................            5,301,154(10)                 19.5%

----------
*  Less than 1%

(1) Address is Andersen, Weinroth & Co., 1330 Avenue of the Americas, 36th Floor, New York, New York 10019. Messrs. Brumberger, Weinroth, Andersen and Rawlings are principals in Andersen, Weinroth & Co. We have been advised that none of them has shared voting or investment power with respect to the shares of common stock beneficially owned by any other principal in that firm.
(2)    Address is 9 West 57th Street, Suite 4170, New York, New York 10019.
(3)    Includes 250,000 options exercisable within 60 days.
(4)    Address is 5401 North Federal Highway, Ft. Lauderdale, Florida 33308.
(5)    Address is 1 Industrial Way West, Eatontown, New Jersey 07724.
(6)    Does not include 1,006,643 options not exercisable within 60 days.
(7)    Includes 75,000 options exercisable within 60 days.

(8)    Does not include 212,500 options not exercisable within 60 days.
(9)    Does not include 1,012,500 options not exercisable within 60 days.
(10) Includes 375,000 options exercisable within 60 days. Does not include 2,404,143 options not exercisable within 60 days.

                              SELLING STOCKHOLDERS

         All of the shares of our common stock offered for sale pursuant to this prospectus are being offered by the selling stockholders. The selling stockholders acquired 152,207 shares of our common stock in consideration for relinquishing any royalty sharing rights on August 1, 2000 between the selling stockholders and Steven C. Amendola, our executive vice president and chief technical officer. See "Certain Relationships and Related Transactions -- Transactions with Steven Amendola and GP Strategies Corporation related to our patents."

         Information with respect to the shares of our common stock beneficially owned by the selling stockholders follows.

                                          SHARES OF COMMON STOCK
                                            OWNED PRIOR TO THE       SHARE OFFERED FOR             SHARES TO BE OWNED
                                                 OFFERING               SALE HEREBY                AFTER THE OFFERING*
                                                 --------               -----------                -------------------
                                                                                                Number            Percent
                                                                                                ------            -------
Michael Goldberg                                 65,400                  65,400                  --                --
David Mathieu                                    80,000                  80,000                  --                --
Gary Wilson                                       6,807                   6,807                  --                --

----------

*Assumes sale of all shares offered by this prospectus.

                              PLAN OF DISTRIBUTION

         The selling stockholders may, without limitation and from time to time, sell all or a portion of their shares of our common stock being registered under this prospectus on any stock exchange, market or trading facility on which the common stock is traded, at market prices prevailing at the time of sale, fixed prices or at negotiated prices. The shares may, without limitation, be sold by the selling stockholders by one or more of the following methods:

         - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         - block trades in which the broker-dealer engaged by the selling stockholders will attempt to sell the shares as agent for the selling stockholders but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker-dealer as principal and resale by such broker-dealer for its account;

         -        privately negotiated transactions;

         - in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended, rather than pursuant to this prospectus;

         -        a combination of any such methods of sale; or

         -        any other method permitted pursuant to applicable law.

         From time to time the selling stockholders may pledge their shares pursuant to the margin provisions of the selling stockholders' customer agreements with their brokers. Upon a default by the selling stockholders, the broker may, from time to time, offer and sell the pledged shares.

         In effecting sales, brokers-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in such sales. Brokers-dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchase of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of shares of the common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders.

         The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.

         We have agreed to pay all costs relating to the registration of the shares (other than fees and expenses, if any, of counsel or other advisors to the selling stockholders). Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders or other party selling such shares.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

         As of December 31, 2000, our authorized capital stock consists of 40,000,000 shares of authorized common stock, of which 27,167,681 are issued and outstanding, and 5,000,000 shares of undesignated preferred stock issuable in one or more series designated by our board of directors, of which no shares are issued and outstanding. At December 31, 2000, there were 74 holders of record of our common stock.

COMMON STOCK

Voting Rights

         The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast at a meeting at which a quorum is present by all shares of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

Dividends

         Holders of common stock will share ratably in any dividends declared by our board of directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

Other Rights

         On liquidation, dissolution or winding up of us, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

PREFERRED STOCK

         Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions applicable to the shares of each series. Our board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. We have no present plans to issue any additional shares of preferred stock. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.

INDEMNIFICATION MATTERS

         Our certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. Our by-laws provide that directors and officers shall be, and in the discretion of our board of directors, non-officer employees may be, indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on our behalf. Our by-laws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. We currently hold an insurance policy insuring our directors and officers against certain liabilities.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us as described above, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending material litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted.

PROVISIONS OF CERTIFICATE OF INCORPORATION AND BY-LAWS WHICH MAY HAVE ANTI-TAKEOVER EFFECT

         A number of provisions of our certificate of incorporation and by-laws concern matters of corporate governance and the rights of stockholders. These provisions, as well as the ability of our board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which stockholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of our board of directors to issue preferred stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if the removal or assumption would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if favorable to the interests of stockholders, and could depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect the interests of the company and our stockholders. Our board of directors has no present plans to adopt any further measures or devices which may be deemed to have an "anti-takeover effect."

Meetings of Stockholders

         Our by-laws provide that a special meeting of stockholders may be called only by the chief executive officer, the president or our board of directors unless otherwise required by law. Our by-laws provide that only those purposes included in the notice of the special meeting may be considered or dealt with at that special meeting unless otherwise provided by law.

Ability to Adopt Stockholder Rights Plan

         Our board of directors may in the future resolve to issue shares of preferred stock or rights to acquire such shares in order to implement a stockholder rights plan. A stockholder rights plan typically creates voting or other impediments to discourage persons seeking to gain control of us by means of a merger, tender offer, proxy contest or otherwise if our board of directors determines that such change in control is not in the best interests of us and our stockholders. Our board of directors has no present intention of adopting a stockholder rights plan and is not aware of any attempt to effect a change in control of us.

Amendment of the Certificate of Incorporation

         Any amendment to our certificate of incorporation must be approved by a majority of our board of directors and, if required by law, thereafter approved by a majority of the outstanding shares entitled to vote with respect to such amendment.

Amendment of By-laws

         Our by-laws provide that our by-laws may be amended or repealed by our board of directors or by the stockholders. Such action by the stockholders requires the affirmative vote of at least a majority of the shares present in person or represented by proxy at any regular or special meeting of the stockholders. Such action by the board of directors requires the affirmative vote of a majority of the directors at any regular or special meeting of the directors. The board of directors may not amend or repeal the provision dealing with amendment of the by-laws or amend or repeal any provision that requires the approval of stockholders to be amended or repealed. Any amendment or repeal of the by-laws by the board of directors may be amended or repealed by the stockholders.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock and adversely effect our ability or raise capital at a time and on terms favorable to us.

         Of the 27,167,681 shares of common stock outstanding as of December 31, 2000, 3,504,207 shares, including the 152,207 shares being registered on behalf of the selling stockholders under this registration statement, will be freely tradeable. The remaining 23,663,474 shares of common stock will be "restricted securities" under Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144, pursuant to another exemption from registration under the Securities Act or under an effective registration statement. As currently in effect, Rule 144 provides that any person, or persons whose shares are aggregated, holding restricted securities, who has beneficially owned the shares for at least one year, is entitled to sell within any three-month period the number of shares that does not exceed the greater of 1% of the then outstanding shares of the common stock (approximately 271,677 shares) and the reported average weekly trading volume of the then outstanding shares of common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission. Sales under Rule 144 also are subject to certain provisions relating to the manner and notice of sale and the availability of current public information about us. A person, or persons whose shares are aggregated, who is not deemed one of our affiliates at any time during the 90 days immediately preceding a sale and who has beneficially owned the shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and the other conditions mentioned above.

         In addition to the outstanding shares of common stock, we have reserved a total of 4,327,904 shares of common stock for issuance upon exercise of outstanding options and warrants. Shares of common stock issuable in the future could hinder future financings.

LOCK-UP AGREEMENTS AND REGISTRATION RIGHTS

         In connection with our initial public offering completed in August 2000, our officers, directors and substantially all of our stockholders, except for those persons who received common stock upon the automatic conversion upon completion of our initial public offering of the Series A preferred stock, have agreed not to sell or dispose of any of their shares until after February 9, 2001. Moreover, those persons who received an aggregate of 759,368 shares of common stock upon the automatic conversion of the Series A preferred stock at the completion of our initial public offering, have agreed not to sell, transfer or dispose of those shares until May 10, 2001, which is the one-year anniversary of the issuance of the Series A preferred stock.

         In November 2000, Morgan Keegan & Company Inc., the lead underwriters of our initial public offering, agreed to release 600,000 shares of our common stock owned by one of our stockholders, GP Strategies Corporation, from the lock-up agreement entered into in connection with our initial public offering. As of January 4, 2001, GP Strategies sold an aggregate of 138,500 shares of our common stock pursuant to an exemption from registration as permitted by Rule
144. Except for 400,000 shares of our common stock granted as options by GP Strategies to its employees, GP Strategies agreed to extend the lock-up agreement covering 5,274,368 of its remaining shares of our common stock until April 9, 2001.

         We have agreed not to sell or otherwise dispose of any shares of common stock until February 8, 2001, except we may issue, and grant options to purchase, shares of common stock under our stock option plan.

         In October 2000, we entered into a product development agreement with Ballard Power Systems to further develop our proprietary hydrogen generation system for use with Ballard's portable power fuel cell products. In connection with this agreement, we granted to Ballard Power Systems a warrant to purchase up to 400,000 shares of our common stock, as well as registration rights with respect to our common stock underlying the warrant. The holders of the majority of the registrable securities have the right to demand on two occasions that we file a registration statement with the Securities and Exchange Commission. Such holders may also elect that the registration be in the form of a firm commitment underwritten offering and have the right to select the managing underwriters and any additional investment bankers, subject to our approval. In addition to the demand registration rights described above, the holders of the registrable securities have the right to join any registration that we propose to effect, except for registrations in connection with our stock option plan and in connection with statutory mergers or consolidations.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered by this prospectus will be passed upon for us by Baker & McKenzie, New York, New York.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1999 and for the year then ended as set forth in their report. We have included our financial statements in the prospectus, and elsewhere in the registration statement, in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act and the rules and regulations thereunder for the registration of the common stock in this offering. This prospectus is part of the registration statement. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

         You can inspect and copy all or any portion of the registration statement or any reports, statements or other information we file at the public reference facility maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Copies of all or any portion of the registration statement can be obtained from the public reference section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the registration statement is publicly available through the Securities and Exchange Commission's Internet site located at www.sec.gov.

                          INDEX TO FINANCIAL STATEMENTS


                                                                                          PAGE
                                                                                          ----
Report of Independent Auditors........................................................     F-2
Balance Sheet as of December 31, 1999 and September 30, 2000 (unaudited)..............     F-3
Statement of Operations for the period from January 1, 1999 (inception) to
     December 31, 1999, the period from January 1, 1999 (inception) to September
     30, 1999 (unaudited), the nine months ended September 30, 2000
     (unaudited) and cumulative amounts from inception (unaudited)....................     F-4
Statement of Stockholders' Equity for the period from January 1, 1999
     (inception) to December 31, 1999 and the nine months ended September 30,
     2000 (unaudited).................................................................     F-5
Statement of Cash Flows for the period from January 1, 1999 (inception) to
     December 31, 1999, the period from January 1, 1999 (inception) to September
     30, 1999 (unaudited), the nine months ended September 30, 2000
     (unaudited) and cumulative amounts from inception (unaudited)....................     F-6
Notes to Financial Statements.........................................................     F-7

                         REPORT OF INDEPENDENT AUDITORS

The Managing Members
Millennium Cell LLC

         We have audited the accompanying balance sheet of Millennium Cell LLC (a development stage company) as of December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the period from January 1, 1999 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated May 5, 2000, which report contained an explanatory paragraph regarding the Company's ability to continue as a going concern, the Company, as discussed in Note 9, has completed an issuance of its common stock resulting in net proceeds of $31 million. Therefore, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennium Cell LLC at December 31, 1999 and the results of its operations and its cash flows for the period from January 1, 1999 (inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States.




New York, New York                                        /s/ Ernst & Young LLP
May 5, 2000 except for Note 9,
as to which the date is September 13, 2000

                               MILLENNIUM CELL LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                  BALANCE SHEET

                                                                                                      SEPTEMBER 30,
                                                                                    DECEMBER 31,           2000
                                                                                        1999           (UNAUDITED)
ASSETS
Current assets:
Cash and cash equivalents                                                            $     42,165        $ 29,417,971
Prepaid expenses and other assets                                                              --             259,812
                                                                                     ------------        ------------
     Total current assets                                                                  42,165          29,677,783
Property and equipment, net                                                               386,587             580,867
Intangible assets, net                                                                    254,500             362,517
Other assets                                                                               63,225              22,744
                                                                                     ------------        ------------
                                                                                     $    746,477        $ 30,643,911
                                                                                     ============        ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                                     $     41,700        $    151,339
Accrued expenses                                                                           12,432             306,544
Due to affiliate                                                                           30,000                  --
Note payable to affiliate                                                                 250,000                  --
                                                                                     ------------        ------------
Total current liabilities                                                                 334,132             457,883
Refundable grant obligation                                                               193,622             227,522
Commitments and contingencies
Stockholders' equity:
Common stock, $.001 par value; authorized 40,000,000 shares and 23,679,714 and
27,167,681 shares issued and outstanding as of
December 31, 1999 and September 30, 2000 respectively                                      23,680              27,168
Additional paid-in capital                                                              1,226,320          44,820,924
Deficit accumulated during development stage                                           (1,031,277)        (14,889,586)
                                                                                     ------------        ------------
Total stockholders' equity                                                                218,723          29,958,506
                                                                                     ------------        ------------
                                                                                     $    746,477        $ 30,643,911
                                                                                     ============        ============

                             See accompanying notes.

                               MILLENNIUM CELL LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                             STATEMENT OF OPERATIONS

                                                                              PERIOD FROM
                                                          PERIOD FROM       JANUARY 1, 1999     NINE MONTHS
                                                        JANUARY 1, 1999     (INCEPTION) TO        ENDED            CUMULATIVE
                                                        (INCEPTION) TO       SEPTEMBER 30,      SEPTEMBER 30,     AMOUNTS FROM
                                                       DECEMBER 31, 1999         1999               2000            INCEPTION
                                                       -----------------     ------------     --------------       ------------
                                                                              (UNAUDITED)       (UNAUDITED)       (UNAUDITED)

Revenue .............................................  $         --        $         --        $         --        $         --
Cost of revenue .....................................            --                  --                  --                  --
Product development and engineering .................       820,128             579,219           1,328,490           2,148,618
General and administrative ..........................       164,953              44,908          10,429,853          10,594,806
Depreciation and amortization .......................        57,007              31,434             160,227             217,234
                                                       ------------        ------------        ------------        ------------
Total operating expenses ............................     1,042,088             655,561          11,918,570          12,960,658
                                                       ------------        ------------        ------------        ------------
Loss from operations ................................    (1,042,088)           (655,561)        (11,918,570)        (12,960,658)
Interest income, net ................................        10,811               7,744             211,142             221,953
                                                       ------------        ------------        ------------        ------------
Net loss ............................................    (1,031,277)           (647,817)        (11,707,428)        (12,738,705)
Preferred Stock amortization ........................            --                  --          (2,150,881)         (2,150,881)
                                                       ------------        ------------        ------------        ------------
Net loss applicable to common stockholders ..........  $ (1,031,277)       $   (647,817)       $(13,858,309)       $(14,889,586)
                                                        ============        ============        ============        ============
Loss per share -- basic and diluted .................  $       (.04)       $       (.03)       $       (.56)       $       (.60)
                                                      ==============       =============       ==============      ==============

Weighted -- average number of shares outstanding ....    23,679,714          23,679,714          24,740,280          24,740,280

                             See accompanying notes.

                               MILLENNIUM CELL LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                 ADDITIONAL                              TOTAL
                                                         COMMON STOCK            PAID - IN           ACCUMULATED     STOCKHOLDER'S
                                                      SHARES      AMOUNT           CAPITAL             DEFICIT          EQUITY
                                                      ------      ------        ------------        -------------     -------------
January 1, 1999 (inception) .............                --     $     --        $         --        $         --     $         --
Issuance of Common Stock ................        17,494,392       17,494           1,232,506                  --        1,250,000
Issuance of Common Stock to GPS
in exchange for assets ..................         6,185,322        6,186              (6,186)                 --               --

Net loss ................................                --           --                  --          (1,031,277)      (1,031,277)
                                                -----------     --------        ------------        ------------     ------------
Balance at December 31, 1999 ............        23,679,714       23,680           1,226,320          (1,031,277)         218,723
Capital Contribution ....................                --           --             500,000                  --          500,000
Redemption of common stock
held by GPS and termination of
Royalty Agreement .......................          (623,401)        (623)          2,068,763                  --        2,068,140
Conversion of preferred stock to
common stock ............................           759,368          759           2,145,687                  --        2,146,446
Amortization of preferred stock .........                --           --           2,150,881                  --        2,150,881
Issuance of common stock from
initial public offering .................         3,352,000        3,352          29,850,865                  --       29,854,217
Non-cash compensation charges for
issuance of stock options ...............                --           --           6,878,408                  --        6,878,408

Net loss ................................                --           --                  --         (13,858,309)     (13,858,309)
                                                -----------     --------        ------------        ------------     ------------
Balance at September 30, 2000 (unaudited)        27,167,681     $ 27,168        $ 44,820,924        $(14,889,586)    $ 29,958,506
                                                ===========     ========        ============        ============     ============


                             See accompanying notes.

                               MILLENNIUM CELL LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                             STATEMENT OF CASH FLOWS


                                                             PERIOD FROM
                                                              JANUARY 1,       PERIOD FROM
                                                                 1999        JANUARY 1, 1999
                                                             (INCEPTION)     (INCEPTION) TO       NINE MONTHS       CUMULATIVE
                                                             TO DECEMBER     SEPTEMBER 30,     ENDED SEPTEMBER     AMOUNTS FROM
                                                              31, 1999            1999             30, 2000         INCEPTION
                                                             ----------      ------------      --------------      ------------
                                                                               (UNAUDITED)        (UNAUDITED)      (UNAUDITED)
OPERATING ACTIVITIES
Net loss..............................................        $(1,031,277)         $(647,817)      $(11,707,428)   $(12,738,705)
Adjustments to reconcile net loss to net cash used in
operating activities:
Non cash compensation charges.........................              57,007             31,434            160,227         217,234
Non Cash Charges......................................                  --                 --          8,947,378       8,947,378
Changes in operating assets and liabilities:
Prepaid expenses and Other assets.....................            (63,225)           (31,455)          (219,627)       (282,852)
Accounts payable and Accrued expenses.................              54,132              5,146            403,751         457,883
Due to affiliate......................................              30,000             21,704           (30,000)             --
                                                                 ---------          ---------        -----------      -----------
Net cash used in operating activities.................           (953,363)          (620,988)        (2,445,699)     (3,399,062)
INVESTING ACTIVITIES
Purchase of property and equipment....................           (330,091)          (206,726)          (339,132)       (669,223)
Patent registration costs.............................           (118,003)           (67,542)          (123,251)       (241,254)
                                                                 ---------          ---------        -----------      -----------
Net cash used in investing activities.................           (448,094)          (274,268)          (462,383)       (910,477)
FINANCING ACTIVITIES
Proceeds from sale of common stock....................           1,250,000            925,000         33,523,000      34,773,000
Proceeds from grant...................................             193,622            193,622             33,900         227,522
Underwriting and other IPO expenses...................                 --                 --         (3,672,135)     (3,672,135)
Proceeds from capital contribution....................                 --                 --             500,000         500,000
Payment of note payable...............................                 --                 --           (250,000)       (250,000)

Proceeds from sale of preferred stock.................                 --                 --           2,149,123       2,149,123
                                                                 ---------          ---------        -----------      -----------
Net cash provided by financing activities.............           1,443,622          1,118,622         32,283,888      32,283,888
                                                                 ---------          ---------         ----------      ----------
Net increase in cash and cash equivalents.............              42,165            223,366         29,375,806      29,417,971

Cash and cash equivalents, at inception...............                 --                 --              42,165          42,165
                                                                ----------         ----------       ------------     ------------
Cash and cash equivalents, end of period..............          $   42,165         $  223,366       $ 29,417,971     $29,417,971
                                                                ==========         ==========       ============     ===========

NON -- CASH TRANSACTIONS

         In January 1999, the Company received licenses and equipment from GP Strategies ("GPS") in exchange for a note payable to GPS for $250,000.


                             See accompanying notes.

                               MILLENNIUM CELL LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND DESCRIPTION OF BUSINESS

         Millennium Cell LLC (the "Company") which was formed to acquire substantially all of the assets of the Battery Technology Group of GP Strategies Corporation ("GPS") was incorporated on December 17, 1998 and organized on January 1, 1999 (inception) as a limited liability company with an initial cash capital contribution of $1.25 million of which GPS contributed $50,000. In general, the members are not personally liable for any liabilities of the Company, and the common unit holders share in the profits and losses of the Company on a pro rata basis. (See also Note 2)

         The Company is a development stage company, as defined in Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company was formed based on an invented, patented and developed proprietary chemical process ("Invention") that generates hydrogen and electricity from safe, environmentally friendly raw materials. The Company's core capability is in the design of a sodium borohydride process which can generate hydrogen as a high-energy fuel for the transportation and fuel cell markets. The Company has also designed and produced prototype direct fuel cells and batteries that utilize the sodium borohydride process to provide electricity for the portable and stationary power markets.

         On December 17, 1998, the Company entered into an agreement ("Agreement") with GPS pursuant to which in January 1999 substantially all of the assets of its Battery Technology Group (which consisted only of a license ("License") and equipment) were exchanged for approximately 6.2 million shares of common stock and a note payable to GPS for $250,000. The value to be allocated to the assets acquired is limited to the $250,000 note payable. Approximately $100,000 has been allocated to equipment (which is the basis at which it was recorded on the books of GPS) and the remaining $150,000 to the License.

         The License covers the use of the Invention to make, use and sell licensed products within the licensed territory in perpetuity. The Agreement includes a royalty (see Note 9) based on annual sales of the Company relating to products manufactured or produced using the Invention.

NOTE 2 -- BASIS OF PRESENTATION

         The unaudited interim financial statements reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.

         On April 25, 2000, the Company converted from a limited liability company to a C corporation with one class of common stock and one class of preferred stock. All of the outstanding equity interests of the limited liability company were converted on a one for one basis into shares of common stock of the new corporation. As of April 25, 2000 a 2,492.6 for one stock split of the outstanding common stock was also completed. All membership unit amounts in the accompanying financial statements have been restated to reflect the aforementioned conversion.

         In connection with this conversion, the Company would then be subject to state and federal income taxes and will account for income taxes under SFAS 109, "Accounting for Income Taxes". Net deferred tax assets are fully reserved with a valuation allowance due to the uncertainty regarding the realization of such deferred tax assets.

NOTE 3 --   SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

         The Company considers all highly-liquid instruments purchased with an initial maturity of three months or less to be cash equivalents.

Other Assets

         Other assets primarily consist of deposits with certain vendors and landlords.

Property and Equipment

         Property and equipment are stated at cost. The Company provides for depreciation and amortization using the straight-line method over their estimated useful lives as follows:

ASSET CLASSIFICATION                                                                                  ESTIMATED
--------------------                                                                                 USEFUL LIFE
                                                                                                     -----------
Machinery and equipment......................................................................          5 years
Furniture and fixtures.......................................................................          5 years
Leasehold improvements.......................................................................          5 years

         Leasehold improvements are amortized over the estimated useful lives of the assets or related lease terms, whichever is shorter.

         Repairs and maintenance are charged to expense as incurred.

Long-Lived Assets

         The Company records impairment losses on long-lived assets when events and circumstances indicate that the assets might be impaired and the undiscounted estimated cash flows to be generated by the related assets are less than the carrying amount of those assets. To date, no impairments have occurred.

Patents

         Certain costs associated with obtaining and licensing patents are capitalized as incurred and are amortized on a straight-line basis over their estimated useful lives up to 17 years. Amortization of such costs begins once the patent has been issued. Costs associated with patents are capitalized as incurred and amortized over the remaining life. The Company evaluates the recoverability of its patent costs at each balance sheet date based on estimated undiscounted future cash flows.

Stock Based Compensation

         The Company accounts for its stock options under the provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees" and complies with the disclosure requirements of FASB Statement No. 123 "Accounting for Stock Based Compensation."

Earnings Per Share

         Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares actually outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Basic and diluted EPS were the same for all periods presented herein.

Income Taxes

         The Company is organized as a limited liability company, which is treated as a partnership for federal income tax purposes. Accordingly, no provision for federal income tax and no provision for state income tax in states recognizing the limited liability company (i.e., partnership) tax status is required. (Also see Note 2)

Due to Affiliate

         Amounts due to affiliates are primarily comprised of amounts to be reimbursed to GPS.

Use of Accounting Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 -- PROPERTY AND EQUIPMENT

         Property and equipment consist of the following at December 31, 1999:

Machinery and equipment......................................................................       $321,211
Furniture and fixtures.......................................................................         38,878
Leasehold improvements.......................................................................         70,002
                                                                                                      ------
                                                                                                     430,091
Accumulated depreciation.....................................................................        (43,504)
                                                                                                    --------
Property and equipment, net..................................................................       $386,587
                                                                                                    ========

NOTE 5 -- INTANGIBLE ASSETS

         Patent and license costs consist of the following at December 31, 1999:

Patent and license costs.....................................................................      $268,003
Less accumulated amortization................................................................       (13,503)
                                                                                                   --------
                                                                                                   $254,500
                                                                                                   ========

NOTE 6 -- GRANT OBLIGATION

         In April 1999, the Company received a recoverable grant award from the State of New Jersey Commission on Science and Technology ("NJS&T"). The funds were used to partially fund costs directly related to the Borohydride Fuel Cell technology development. The recoverable grant is required to be repaid to NJS&T upon the Company generating net income in a fiscal year. The repayment obligation ranges from 1% to 5% of net income over a ten year period and shall not exceed 200% of the original grant. If at the end of the tenth year the Company has not repaid at least 100% of the original grant, the Company is obligated to repay the difference between that amount and the cumulative repayments made to date. The original grant amount has been recorded as a liability. Additional liability, if any, will be recorded upon the attainment of net income in excess of the amount required to establish such additional liability.

NOTE 7 -- PAYABLE TO AFFILIATE

         In connection with the GPS Agreement, the Company entered into a 6% note payable to GPS, which is payable with interest on September 25, 2001. The Company repaid the note with proceeds of the private placement completed in the second quarter of 2000.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

         The Company leases office space under an operating lease that expires September 30, 2004. Future minimum lease payments under the operating lease relates to the Company's principal office. The lease requires the Company to pay its allocated share of taxes and operating cost in addition to the annual base rent payment. Future minimum annual lease commitments under the operating lease at December 31, 1999 are as follows:

                 2000..............................................................        $  92,192
                 2001..............................................................           97,058
                 2002..............................................................          101,923
                 2003..............................................................          106,787
                 2004..............................................................           82,827

         Rent expense was approximately $23,000 for the year ended December 31, 1999.

         In connection with the Agreement, the Company agreed to make the following royalty payments to GPS, based on eventual sales derived from the
Invention: 5% of the first $10 million of sales, 4% of the second $15 million of sales, 2 1/2% of the third $25 million of sales and 1% of any sales thereafter.
The Company also agreed with GP Strategies to negotiate in good faith at a future date to exchange the royalty payments for an equity interest in the Company. (See note 9)

NOTE 9 --   SUBSEQUENT EVENTS

         On April 25, 2000, the Company converted from a limited liability company to a C corporation. The new corporation is authorized to issue a total of 45,000,000 shares of which 40,000,000 will be common stock and 5,000,000 will be preferred.

         In the first quarter of 2000 the members made a capital contribution in the amount of $500,000 to the Company to fund additional working capital requirements.

         In May 2000, in exchange for approximately $2.2 million, the Company sold 759,368 shares of Series A preferred stock, which automatically converted into 759,368 shares of common stock upon completion of the Company's initial public equity offering in August 2000. As the issuance price is substantially less than the initial public offering price the Company will incur additional preferred dividends of approximately $2.2 million from the date of issuance to the initial public offering. The holders of each share of Series A preferred stock shall have the right to one vote for each share of common stock.

         Also in May 2000 (as amended in August 2000), the Company terminated the royalty agreements with GPS and Steven Amendola by issuing to them options to purchase 250,000 common shares at the initial public offering price and 206,897 shares of common stock, respectively. These agreements will result in a non cash charge of approximately $2.8 million.

         The Company has issued 3,223,071 of options for shares of common stock primarily to employees and directors subsequent to March 31, 2000 with exercise prices ranging from $2.90 per share to the initial public offering price. These issuances will result in non cash charges of approximately $25.5 million over the three-year vesting period of the options.

         In September 2000, the Company completed its initial public offering issuing 3,352,000 shares resulting in net proceeds to the Company of approximately $29.9 million.

         In October 2000, the Company entered into a product development agreement for which the Company granted a warrant to purchase up to 400,000 shares of common stock. The Company also received a $2.4 million advance against future royalties.

                                  [MILLENNIUM
                                      CELL
                                     LOGO]



                         152,207 SHARES OF COMMON STOCK



                                   PROSPECTUS










         We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made after the date of this prospectus shall create an implication that the information contained in this prospectus or the affairs of Millennium Cell Inc. have not changed since the date hereof.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated costs and expenses payable by the registrant in connection with the sale of the common stock being registered.

SEC registration fee........................................................................      $     334
Legal fees and expenses.....................................................................         35,000
Accounting fees and expenses................................................................         25,000
Printing expenses...........................................................................          5,000
Miscellaneous...............................................................................            666
                                                                                                  ---------
Total.......................................................................................         66,000

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         In accordance with Section 145 of the Delaware General Corporation Law,
Article 11 of our certificate of incorporation provides that no director of Millennium Cell shall be personally liable to Millennium Cell or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Millennium Cell or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases or (4) for any transaction from which the director derived an improper personal benefit.

         Article V of our by-laws provides for indemnification by Millennium Cell of its officers and certain non-officer employees under certain circumstances against expenses, including attorneys fees, judgments, fines and amounts paid in settlement, reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the registrant if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Millennium Cell, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

         Since its formation in December 1998, Millennium Cell has issued the following securities that were not registered under the Securities Act of 1933, as amended (the "Securities Act"). Millennium Cell relied on Section 4(2) of the Securities Act or Regulation D promulgated thereunder relative to sales by an issuer not involving a public offering.

         In December 1998, Millennium Cell LLC issued membership interests for an aggregate purchase price of $1.25 million to nine accredited investors. In April 2000, Millennium Cell LLC was converted into a Delaware corporation and these membership interests were converted into 23,679,714 shares of common stock issued to nine shareholders (giving effect to the 2,492.6-for-one stock split effected in April 2000). 830,298 of these shares of common stock were subsequently canceled.

         In May 2000, Millennium Cell Inc. issued an aggregate of 759,368 shares of its Series A Convertible Preferred Stock to 14 accredited investors at a purchase price of $2.90 per share for cash proceeds in the amount of $2.2 million.

         In August 2000, Millennium Cell Inc. issued 206,897 shares of common stock to Steven C. Amendola in consideration of certain intellectual property rights.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  EXHIBITS.

EXHIBIT NO.                                                      DESCRIPTION
-----------                                                      -----------

2.1+            --   Certificate of Conversion of Millennium Cell LLC to Millennium Cell Inc. (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 333-37896)

3.1+            --   Certificate of Incorporation of Millennium Cell Inc. (incorporated by reference to the Registration
                     Statement filed on Form S-1, Registration No. 333-37896)

3.2+            --   By-Laws of Millennium Cell Inc. (incorporated by reference to the Registration Statement filed on Form
                     S-1, Registration No. 333-37896)

3.3+            --   Certificate of Amendment to Certificate of Incorporation of Millennium Cell Inc. (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 333-37896)

4.1+            --   Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights
                     of Preferred Stock and Qualifications, Limitations and Restrictions of Series A Convertible Preferred
                     Stock of Millennium Cell Inc. (incorporated by reference to the Registration Statement filed on Form
                     S-1, Registration No. 333-37896)

4.2+            --   Specimen stock certificate representing the Registrant's Common Stock (incorporated by reference to the
                     Registration Statement filed on Form S-1, Registration No. 333-37896)

5.1             --   Opinion of Baker & McKenzie regarding the legality of the securities being registered

10.1+           --   Agreement for Recoverable Grant Award, dated as of April 1999, by and between State of New Jersey
                     Commission on Science and Technology and Millennium Cell LLC (incorporated by reference to the
                     Registration Statement filed on Form S-1, Registration No. 333-37896)

10.2+           --   Flex/Office Lease Agreement, dated as of June 9, 1999, by and between Ten Thirty-Five Associates,
                     Limited Partnership and Millennium Cell LLC (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 333-37896)

10.3+           --   Amended and Restated Agreement, dated as of August 1, 2000, by and among Millennium Cell Inc., GP
                     Strategies Corporation and Steven Amendola (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 333-37896)

10.4+           --   Assignment, dated as of May 24, 2000, by Steven Amendola in favor of Millennium Cell Inc. (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 333-37896)

10.5+           --   Employment Agreement, dated as of May 16, 2000, by and between Stephen S. Tang and Millennium Cell Inc.
                     (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 333-37896)

10.6+           --   Employment Agreement, dated as of August 2, 2000, by and between Steven C. Amendola and Millennium Cell
                     Inc. (incorporated by reference to the Registration Statement filed on Form S-1, Registration No.
                     333-37896)

10.7+           --   Amended and Restated Millennium Cell Inc. 2000 Stock Option Plan (incorporated by reference to the
                     Registration Statement filed on Form S-1, Registration No. 333-37896)

10.8+           --   Proprietary Rights Agreement, effective as of May 1, 2000, between DaimlerChrysler Corporation and
                     Millennium Cell Inc. (incorporated by reference to the Registration Statement filed on Form S-1,
                     Registration No. 333-37896)

10.9+           --   Assignment and Assumption of License Agreement, dated as of December 17, 1998, by and between GP
                     Strategies Corporation and Millennium Cell LLC (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 333-37896)

10.10+          --   Employment Agreement, dated as of September 6, 2000, by and between Millennium Cell Inc. and Norman R.
                     Harpster, Jr. (incorporated by reference to the Quarterly Report filed on November 1, 2000 on Form 10-Q)

23.1            --   Consent of Ernst & Young L.L.P.

23.2            --   Consent of Baker & McKenzie (included in Exhibit 5.1)

24.2            --   Powers of Attorney (included on Page II-4)

99.1+           --   License Agreement, dated July 31, 1997, by and between Steven C. Amendola and National Patent
                     Development Corporation (incorporated by reference to the Registration Statement filed on Form S-1,
                     Registration No. 333-37896)

+  Previously filed.

(B)  FINANCIAL STATEMENT SCHEDULES.

         Schedules have been omitted because the information required to be included is not applicable.

ITEM 17.  UNDERTAKINGS.

         (a)      Rule 415 Offering.

         The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)      To include any prospectus required by
                                    section 10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in their formation set forth in this registration statement; and

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b)      Request for Acceleration of Effective Date.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Eatontown, state of New Jersey, on January 9, 2001.

                                         MILLENNIUM CELL INC.

                                         By: /s/ Stephen S. Tang
                                           --------------------------------
                                         Name:  Stephen S. Tang
                                         Title: Chief Executive Officer and
                                                 President

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen S. Tang and Norman R. Harpster, Jr., or either of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and amendments pursuant to Rule 462 under the Securities Act of 1933) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                             TITLE                                    DATE
                ---------                                             -----                                    ----
       /s/ Stephen S. Tang                  Chief Executive Officer, President and Director                 January 9, 2001
________________________________            (Principal Executive Officer)
         Stephen S. Tang

       /s/ Norman R. Harpster, Jr.          Chief Financial Officer and Vice President, Finance &           January 9, 2001
________________________________            Administration (Principal Financial and Accounting
         Norman R. Harpster, Jr.            Officer)

       /s/ Steven C. Amendola               Executive Vice President and Chief Technical Officer and        January 9, 2001
________________________________            Director
         Steven C. Amendola

       /s/ G. Chris Andersen                Director                                                        January 9, 2001
________________________________
         G. Chris Andersen

________________________________            Director
         Kenneth R. Baker

________________________________            Director
         William H. Fike

________________________________            Director
         Alexander MacLachlan

       /s/ Zoltan Merszei                   Director                                                        January 9, 2001
________________________________
         Zoltan Merszei

 ________________________________           Director
         H. David Ramm

       /s/ James L. Rawlings                Director                                                        January 9, 2001
________________________________
         James L. Rawlings


                                                           EXHIBIT INDEX

EXHIBIT NO.                                                      DESCRIPTION
-----------                                                      -----------

2.1+            --   Certificate of Conversion of Millennium Cell LLC to Millennium Cell Inc. (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 333-37896)

3.1+            --   Certificate of Incorporation of Millennium Cell Inc. (incorporated by reference to the Registration
                     Statement filed on Form S-1, Registration No. 333-37896)

3.2+            --   By-Laws of Millennium Cell Inc. (incorporated by reference to the Registration Statement filed on Form
                     S-1, Registration No. 333-37896)

3.3+            --   Certificate of Amendment to Certificate of Incorporation of Millennium Cell Inc. (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 333-37896)

4.1+            --   Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights
                     of Preferred Stock and Qualifications, Limitations and Restrictions of Series A Convertible Preferred
                     Stock of Millennium Cell Inc. (incorporated by reference to the Registration Statement filed on Form
                     S-1, Registration No. 333-37896)

4.2+            --   Specimen stock certificate representing the Registrant's Common Stock (incorporated by reference to the
                     Registration Statement filed on Form S-1, Registration No. 333-37896)

5.1             --   Opinion of Baker & McKenzie regarding the legality of the securities being registered

10.1+           --   Agreement for Recoverable Grant Award, dated as of April 1999, by and between State of New Jersey
                     Commission on Science and Technology and Millennium Cell LLC (incorporated by reference to the
                     Registration Statement filed on Form S-1, Registration No. 333-37896)

10.2+           --   Flex/Office Lease Agreement, dated as of June 9, 1999, by and between Ten Thirty-Five Associates,
                     Limited Partnership and Millennium Cell LLC (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 333-37896)

10.3+           --   Amended and Restated Agreement, dated as of August 1, 2000, by and among Millennium Cell Inc., GP
                     Strategies Corporation and Steven Amendola (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 333-37896)

10.4+           --   Assignment, dated as of May 24, 2000, by Steven Amendola in favor of Millennium Cell Inc. (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 333-37896)

10.5+           --   Employment Agreement, dated as of May 16, 2000, by and between Stephen S. Tang and Millennium Cell Inc.
                     (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 333-37896)

10.6+           --   Employment Agreement, dated as of August 2, 2000, by and between Steven C. Amendola and Millennium Cell
                     Inc. (incorporated by reference to the Registration Statement filed on Form S-1, Registration No.
                     333-37896)

10.7+           --   Amended and Restated Millennium Cell Inc. 2000 Stock Option Plan (incorporated by reference to the
                     Registration Statement filed on Form S-1, Registration No. 333-37896)

10.8+           --   Proprietary Rights Agreement, effective as of May 1, 2000, between DaimlerChrysler Corporation and
                     Millennium Cell Inc. (incorporated by reference to the Registration Statement filed on Form S-1,
                     Registration No. 333-37896)

10.9+           --   Assignment and Assumption of License Agreement, dated as of December 17, 1998, by and between GP
                     Strategies Corporation and Millennium Cell LLC (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 333-37896)

10.10+          --   Employment Agreement, dated as of September 6, 2000, by and between Millennium Cell Inc. and Norman R.
                     Harpster, Jr. (incorporated by reference to the Quarterly Report filed on November 1, 2000 on Form 10-Q)

23.1            --   Consent of Ernst & Young L.L.P.

23.2            --   Consent of Baker & McKenzie (included in Exhibit 5.1)

24.2            --   Powers of Attorney (included on Page II-4)

99.1+           --   License Agreement, dated July 31, 1997, by and between Steven C. Amendola and National Patent
                     Development Corporation (incorporated by reference to the Registration Statement filed on Form S-1,
                     Registration No. 333-37896)

+ Previously filed.